OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

October 10, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

SEC RECEIVED PROCESSING
OCT 1 8 2006
WASH. D.C. 213 SECTION

SUPPL

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: Articles of Association (9th edition), the list of related parties as of July 1, 2006, the list of related parties as of October 1, 2006, quarterly reports for the 2nd quarter of 2006, quarterly reports for the 3 quarter of 2006, report on the results of voting by the members of the annual general shareholders meeting of the Open Joint-Stock Company RBC Information Systems. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РБК Информационные Системы» * МОСКВА *

06017903

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

10/31

REPORT
On the results of voting by the members of the annual general shareholders meeting of the Open Joint-Stock Company RBC Information Systems (hereinafter referred to as the Company)

The Company's registered office address: 75/9 Leninsky Prospekt, Moscow 119261
Location of the annual general meeting: Rublyovsky Hall, Marriot Grand Hotel, 26 Tverskaya St., Moscow
Date of the meeting: June 29, 2006
Form of the meeting: joint attendance of shareholders with voting ballots distributed in advance.

Chairman of the General Meeting: German V. Kaplun

Secretary of the General Meeting: Ekaterina V. Melnikova

The functions of the vote counting commission were carried out by the Company's Registrar – ZAO IRKOL, represented by Nina A. Trifonova, in accordance with the Federal Law "On Joint-Stock Companies" No. 120-FZ.

Agenda of the meeting:

1. Approval of the Company's annual report; annual accounting statements, including a profit and loss statement (profit and loss accounts); as well as allocation of the Company's profits and losses for 2005 among shareholders.
2. Approval of the new edition of the Articles of Association of the Company.
3. Election of the Audit and Compliance Commission of the Company.
4. Approval of the Auditor of the Company.
5. Approval of related-party transactions.
6. Election of the Board of Directors of the Company.

Quorum for items on the agenda of the general meeting:

Items on the agenda of the general meeting	Number of votes that belong to persons entitled to participate in the general meeting as of 12 May 2006.	Number of votes that belong to persons who participated in the general meeting		Quorum
			%	
1	119,259,370	93,523,863	78.42	present
2	119,259,370	93,523,863	78.42	present
3	71,560,688	45,825,182	64.04	present
4	119,259,370	93,523,863	78.42	present
5.1	71,560,688	45,825,182	64.04	present
5.2	71,560,688	45,825,182	64.04	present
5.3	71,560,688	45,825,182	64.04	present
5.4	71,560,688	45,825,182	64.04	present
5.5	71,560,688	45,825,182	64.04	present
5.6	71,560,688	45,825,182	64.04	present
5.7	71,560,688	45,825,182	64.04	present
5.8	71,560,688	45,825,182	64.04	present
5.9	71,560,688	45,825,182	64.04	present
5.10	71,560,688	45,825,182	64.04	present
5.11	71,560,688	45,825,182	64.04	present
5.12	71,560,688	45,825,182	64.04	present
5.13	71,560,688	45,825,182	64.04	present
5.14	71,560,688	45,825,182	64.04	present
5.15	71,560,688	45,825,182	64.04	present
6	1, 073,334,330	841,714,767	78.42	present

The following decisions were made on items put to the vote.

Item: **1. To approve the annual report and annual accounting statements, including a profit and loss statement (profit and loss accounts) by the Company.**
Not to pay dividends for 2005. To allocate the Company's net profit to cover previous losses.
Voting results

	Number of votes	Percentage of votes cast
«FOR»	93,412,878	99.8813
«AGAINST»	110,984	0.1187
«ABSTAINED»	0	0

DECISION PASSED

Item: **2. To approve the new edition of the Articles of Association of the Company.** Voting results.

	Number of votes	Percentage of votes cast
«FOR»	84,283,731	90.12
«AGAINST»	8,997,436	9.6205
«ABSTAINED»	242,695	0.2595

DECISION PASSED

Item: **3. To elect the following candidates to the Audit and Compliance Committee of the Company:**

1. Alexandra S. Savchenko. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	43,979,596	95.9726
«AGAINST»	0	0
«ABSTAINED»	1,845,585	4.0274

CANDIDATE APPROVED

2. Tatyana A. Knyazeva. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	43,979,596	95.9726
«AGAINST»	0	0
«ABSTAINED»	1,845,585	4.0274

CANDIDATE APPROVED

3. Elena G. Ashitko. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	43,979,596	95.9726
«AGAINST»	0	0
«ABSTAINED»	1,845,585	4.0274

CANDIDATE APPROVED

The shares held by Board Members and persons from the Company's managerial bodies are not eligible to participate in the election of the Audit and Compliance Committee of the Company, in accordance with Paragraph 6 of Article 85 of the Federal Law "On Joint-Stock Companies."
The total number of shares voted: 71,560,688.
DECISION PASSED

Item: **4. Approval of the Auditor of the Company.**

1. To approve the auditing company KPMG Limited for international audit. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	93,151,689	99.6021
«AGAINST»	0	0

«ABSTAINED»	113,984	0.1219

CANDIDATE APPROVED

2. To approve OOO Online Audit for auditing under Russian standards. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	93,151,578	99.6019
«AGAINST»	111	0.0001
«ABSTAINED»	113,984	0.1219

CANDIDATE APPROVED
DECISION PASSED

Item: **5. Approval of related-party transactions.**
1. To approve a loan of 160,000 (one hundred and sixty thousand) rubles from the Company to the Autonomous Non-Profit Organization, 'The Organizing Committee of the Brand of the Year Award', at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

2. To approve a loan of 697,000 (six hundred and ninety seven thousand) rubles from the Company to OOO MERKOT, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

3. To approve a loan of 720,000 (seven hundred and twenty thousand) rubles from the Company to OOO MERKOT, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

4. To approve a loan of 6,500 (six thousand five hundred) rubles from the Company to the 'National Award Committee' Autonomous Non-Profit Organization, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

5. To approve a loan of 240,000,000 (two hundred and forty million) rubles from the Company to ZAO RBC HOLDING, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023

«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

6. To approve a loan of 154,000,000 (one hundred and fifty four million) rubles from the Company to its subsidiary ZAO RBC HOLDING, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

7. To approve a loan of 400,000 (four hundred thousand) rubles from the Company to OOO RBC Pro, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

8. To approve a loan of 1,300,000 (One million three hundred thousand) rubles from the Company to OOO RBC Pro, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

9. To approve a loan of 300,000 (three hundred thousand) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

10. To approve a loan of 11,000,000 (eleven million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

11. To approve a loan of 3,000,000 (three million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

12. To approve a loan of 10,000,000 (ten million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

13. To approve a loan of 12,000,000 (twelve million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

14. To approve a loan of 5,000,000 (five million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). The beneficiary is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

15. To approve transactions that may be performed in future in the normal course of the Company's business between the Company and 1) ZAO RBC TV to the amount of 300,000,000 (three hundred million) rubles; 2) ZAO RBC SOFT to the amount of 300,000,000 (three hundred million) rubles; 3) ZAO RBC HOLDING to the amount of 300,000,000 (three hundred million) rubles; 4) ZAO RosBusinessConsulting to the amount of 300,000,000 (three hundred million) rubles; 5) OOO RBC Center to the amount of 300,000,000 (three hundred million) rubles; 6) RBC Investments (Cyprus) Ltd. to the amount of 400,000,000 (four hundred million) rubles; 7) OOO RBC Reklama to the amount of 300,000,000 (three hundred million) rubles; 8) OOO RBC TV Production to the amount of 300,000,000 (three hundred million) rubles; 9) OOO RBC Publishing to the amount of 300,000,000 (three hundred million) rubles; 10) ZAO RBC Engineering to the amount of 300,000,000 (three hundred million) rubles; 11) OOO SMTP Press to the amount of 300,000,000 (three hundred million) rubles; 12) OOO RBC Pro to the amount of 300,000,000 (three hundred million) rubles; 13) OOO MERKOT to the amount of 300,000,000 (three hundred million) rubles; 14) ZAO Politics, Economics and Marketing Information and Research Center to the amount of 300,000,000 (three hundred million) rubles; 15) The Autonomous Non-Profit Organization 'Organizing Committee of the Brand of the Year Award' to the amount of 300,000,000 (three hundred million) rubles; 16) The Autonomous Non-Profit Organization 'National Award Committee' to the amount of 300,000,000 (three hundred million) rubles. Voting results.

	Number of votes	Percentage of votes cast
«FOR»	45,657,368	63.8023
«AGAINST»	0	0
«ABSTAINED»	167,802	0.2345

TRANSACTION APPROVED

Number of votes held by shareholders included in the list of persons entitled to participate in the general meeting, who are not related parties in the transactions – 71,560,688.
Number of votes held by persons who are not related parties in the transactions, and who were present at the general meeting: 45,825,182.
DECISION PASSED

Question: **6. To elect the following candidates to the Board of Directors:**

1. Alexander M. Morgulchik. Voting results.
Number of votes cast for the candidate: ***85,604,501.***

2. German V. Kaplun. Voting results.
Number of votes cast for the candidate: ***84,848,644.***

3. Hans-Joerg Rudloff. Voting results.
Number of votes cast for the candidate: ***77,461,440.***

4. Dmitry G. Belik. Voting results.
Number of votes cast for the candidate: ***77,191,440.***

5. Sergey Yu. Lukin. Voting results.
Number of votes cast for the candidate: ***77,191,440.***

6. Yury A. Rovensky. Voting results.
Number of votes for the candidate: ***77,191,440.***

7. Artyom V. Inutin. Voting results.
Number of votes for the candidate: ***77,191,440.***

8. Neil Osborn. Voting results.
Number of votes cast for the candidate: ***77,191,440.***

9. Michael Hammond. Voting results.
Number of votes cast for the candidate: ***77,191,440.***

Number of votes against all candidates: 0 (0.0%)
Number of "abstained" votes relating to all candidates: 214,362 (0.0255%)
Number of votes not distributed between the nominated candidates: 126 279 180 (15.0026%)
The Board of Directors is elected by cumulative voting.
The nine candidates who received the largest number of votes from the holders of voting shares were elected to the Board of Directors.

The following candidates have been elected to the Board of Directors:

1. **German V. Kaplun**
2. **Alexander M. Morgulchik**
3. **Dmitry G. Belik**
4. **Sergey Yu. Lukin**
5. **Yury A. Rovensky**
6. **Artyom V. Inutin**
7. **Hans-Joerg Rudloff**
8. **Neil Osborn**
9. **Michael Hammond**

Chairman of the General Meeting German V. Kaplun

Secretary of the General Meeting Ekaterina V. Melnikova

82-34864

OPEN JOINT-STOCK COMPANY
RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

To: Oleg Safonov
President of
RTS Stock Exchange Non-for-Profit Partnership

Quarterly report form of (name of the organization) in compliance with corporate governance norms (for adding and retaining shares on the Partnership's A Quotation Lists) for the 2nd quarter of 2006

No.	List of corporate governance norms	Fulfilled (full, partial or non-compliance)	Notes*
General issuer requirements			
1.	The issuer shall form a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: • they shall not be the issuer's (the manager's) officials or employees on the date of election and for 1 year preceding it; • they shall not be officials of any other economic entity, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; • they shall not be spouses, parents, children or siblings of the issuer's (manager's) employees (of an official of the issuer's managing organization); • they shall not be affiliated with the issuer, except for a member of the issuer's Board of Directors; • they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; • they shall not represent the government, that is they shall not be representatives of the Russian Federation or its constituent parts to Boards of Directors of joint-stock companies subject to special rights (golden share), or persons elected to the Board of Directors from candidates nominated by the Russian	Fulfilled	Independent Directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn. Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	Federation, or a constituent part of the Russian Federation or a municipality, given that such Board members have to vote based on written instructions (orders etc.) issued by a respective constituent part of the Russian Federation or municipality.		
3.	1) The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be evaluating candidates for the joint-stock company's auditor, reviewing the auditor's reports, evaluating the issuer's internal audit procedures, and drafting proposals to improve them (an audit committee), chaired by an independent director as defined in Clause 2 hereof. 2) The audit committee shall consist of independent directors only, as defined in Clause 2 hereof, and if impossible for objective reasons, members of the Board of Directors as defined in Clause 2 hereof and members of the Board of Directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body only. 3) The results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	1) Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) 2) Members of the Committee: Chairman: 1. Michael Hammond (independent director); Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director) 3) Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
4.	1) The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows: definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager; preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body; definition of the criteria for selecting candidates for the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates; regular valuation of the activity of the person acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment. 2) The human resources and remuneration committee shall consist of members of the Board of Directors only as defined in Clause 2 hereof, and if impossible for objective reasons, of members of the Board of Directors as defined in Clause 2 hereof and directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body.		2) Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director); Members: 2. German Kaplun (non-executive director); 3. Artemy Inyutin (non-executive director).
5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, and the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on any sale and/or acquisition of the issuer's securities.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of the Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
7.	The issuer's Board of Directors shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
8.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed public, and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
9.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special	Fulfilled	Regulations of the Internal Audit Department (approved by the

	department of the issuer, which shall report any revealed violations to the audit committee.		Board of Directors, Minutes No. 31 dated July 23, 2004)
10.	The issuer's Articles of Association shall stipulate that notice of a general shareholders' meeting shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
11.	The issuer's Articles of Association shall not stipulate the exemption of an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares in their possession (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)

General Director
OAO RBC Information Systems

Seal

Yury Rovensky

July 03, 2006

82-34864

LIST OF RELATED PARTIES

RBC Information Systems Open Joint-Stock Company

Issuer code: 0 5 2 1 4 – A

As of 0 1 1 0 2 0 0 6

(all dates are shown as dd/mm/yyyy)

Issuer's location: 75/9 Leninsky Prospekt, Moscow 119261

The information contained herein is subject to disclosure pursuant to the law on securities of the Russian Federation.

Web address: http://www.rbcinfosystems.ru

General Director	(signature)	Yury A. Rovensky (name)
Date " October " 03 20 06	seal	

Issuer's codes	
Taxpayer's ID	7736206959
OGRN	1027700381851

I. List of related parties as of 0 1 0 7 2 0 0 6

No.	Full corporate name (name for non-profit organizations) or full name of the related party	Location of the legal entity or place of residence of the individual (to be specified with the consent of the individual only)	Basis (bases) on which the party is considered a related party	Date of basis (bases)	The share in the joint-stock company's authorized capital owned by the related party	The share of the joint-stock company's common stocks owned by the related party
1	2	3	4	5	6	7
1	Dmitry G. Belik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	12.22%	12.22%
2	German V. Kaplun	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	12.91%	12.91%
3	Ekaterina A. Lebedeva	Moscow, Russia	Member of the joint-stock company's collegial executive body – Executive Board	26.07.2006	0.000000838504%	0.000000838304%
4	Sergey Yu. Lukin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	0.77%	0.77%

5	Alexander M. Morgulchik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	13.12%	13.12%
6	Neil Osborn	London, England	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
7	Michael Hammond	London, England	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
8	Hans-Joerg Rudloff	CH-1248 Hermance	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
9	Yury A. Rovensky	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
			Exercises the authority of the joint-stock company's sole executive body	23.07.2004		
			Member of the group that owns the joint-stock company	23.07.2004		
10	Artemiy V. Inyutin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	0.000000838504%	0.000000838504%

			Member of the joint-stock company's collegial executive body – Executive Board	26.07.2006		
11	Alexey V. Kuzovkin	Moscow, Russia	Member of the joint-stock company's collegial executive body – Executive Board	26.07.2006	0.000000838504%	0.000000838504%
12	RBC Engineering Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 119261	Member of the group that owns the joint-stock company	15.10.2001	-	-
13	PC Home Limited Liability Company	24-1-1 Tashkentskaya Street, Moscow 109472	Member of the group that owns the joint-stock company	17.10.2001	-	-
14	Megakor Limited Liability Company	office 602t, 84/32, Profsoyuznaya Street, Moscow 117997	Member of the group that owns the joint-stock company	12.01.2001	-	-
15	Merkot Limited Liability Company	20-1, 1st Grayvoronovsky Proyezd, Moscow 109518	Member of the group that owns the joint-stock company	17.10.2001	-	-
16	RBC Pro Limited Liability Company	75/9, Leninsky Prospekt, Moscow, 119261	Member of the group that owns the joint-stock company	17.10.2001	-	-
17	IT Group Limited Liability Company	68, Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000	Member of the group that owns the joint-stock company	04.06.2004	-	-
18	Programmny Produkt Limited Liability Company RBC	Office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg 196191	Member of the group that owns the joint-stock company	26.08.2002	-	-
19	ORGTEKHNIKA Production Cooperative	24-1-1 Tashkentskaya Street, Moscow, 109472	Member of the group that owns the joint-	12.01.2001	-	-

			stock company			
20	"RBC Information Systems (Europe)" N.V.	Netherlands, Schelmseweg 1, 6861WP Oosterbeek	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	23.10.2002	-	-
			Member of the group that owns the joint-stock company	23.10.2002		
21	RBC Investments (Cyprus) Limited	10 Mnasiadou St. Elma House 1065 Nicosia Cyprus	Member of the group that owns the joint-stock company	22.01.2003	-	-
22	RBC International Limited	8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong	Member of the group that owns the joint-stock company	08.11.2004	-	-
23	RBC SOFT Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 1192619	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		

24	ROSBUSINESSCONSULTING Closed Joint-Stock Company	78-1, Profsoyuznaya Street, Moscow 117393	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
25	RBC HOLDING Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
26	RBC TV Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	7.06.2002	-	-

			Member of the group that owns the joint-stock company	7.06.2002		
27	SK GARANT Closed Joint-Stock Company	Office of the Executive Board, 18-20, Sadovaya-Triumfalnaya Street, Moscow 103006	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	17.06.2002	-	-
			Member of the group that owns the joint-stock company	17.06.2002		
28	RBC Center Limited Liability Company	3b-1, Sadovaya-Chernogryazskaya Street, Moscow 107078	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
29	RBC TV Production Limited Liability Company	68, Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic 649000	Member of the group that owns the joint-stock company	09.09.2003	-	-

30	RBC Reklama Limited Liability Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	21.10.2003	-	-
			Member of the group that owns the joint-stock company	21.10.2003		
31	RBC Publishing Limited Liability Company	29, Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	15.12.2003	-	-
			Member of the group that owns the joint-stock company	15.12.2003		
32	Information and Research Center "Politics, Economy, Marketing" Closed Joint-Stock Company	24, 2nd Kvesisskaya Street, Moscow 127220	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	16.08.2004	-	-
			Member of the group that owns the joint-stock company	16.08.2004		

33	"National Awarding Committee" Autonomous Non-Profit Organization	75/9, Leninsky Prospekt, Moscow 119261	Member of the group that owns the joint-stock company	18.08.2004	-	-
34	"The Best Brand Steering Committee" Autonomous Non-Profit Organization	12-14-1, Solyanka Street, Moscow 109240	Member of the group that owns the joint-stock company	16.08.2004	-	-
35	RBC TV Moscow Closed Joint-Stock Company	78, Profsoyuznaya Street, Moscow 117393	Member of the group that owns the joint-stock company	14.05.2005	-	-
36	MEDIALAND.RU Limited Liability Company	78, Profsoyuznaya Street, Moscow 117393	Member of the group that owns the joint-stock company	26.04.2005	-	-
37	SMTP Press Limited Liability Company	22, Miklukho-Maklaya Street, Moscow 117437	Member of the group that owns the joint-stock company	27.09.2005	-	-
38	IPK Media Production Limited Liability Company	2/1, Building 1, Myasnitsky Proyezd , Moscow 107078	Member of the group that owns the joint-stock company	27.09.2005	-	-
39	Pralberto Limited	22 Arch. Makarios III Avenue, 1065, Nicosia, Cyprus	Member of the group that owns the joint-stock company	13.04.2005	-	-
40	HELiOS COMPUTER Limited Liability Company	Office 417, 14, Shosse Entuziastov, Moscow	Member of the group that owns the joint-stock company	08.06.2005	-	-
41	Helios IT Operator Limited	P.O.Box 3161 Road Town Tortola British Virgin Islands	Member of the group that owns the joint-stock company	27.07.2005	-	-
42	TVR Production Limited Liability Company	2/1, Building 1, Myasnitsky Proyezd , Moscow 107078	Member of the group that owns the joint-stock company	07.10.2005	-	-

43	RBC Media Limited Liability Company	13, Building 7, Vavilov Street, Moscow 117312	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party Member of the group that owns the joint-stock company	10.10.2005	-	-
44	Mass Media Group Limited Liability Company	9, Gnata Yury Street, Kiev 03148	Member of the group that owns the joint-stock company	01.06.2005	-	-
45	MediaBusinessInform Limited Liability Company	9, Gnata Yury Street, Kiev 03148	Member of the group that owns the joint-stock company	16.06.2005	-	-
46	RBC-Ukraine Limited Liability Company	15A, Patrice Lumumba Street, Kiev 01042	Member of the group that owns the joint-stock company	13.02.2006	-	-
47	Halverston Holdings Limited	Drake Chambers, Tortola, British Virgin Islands	Member of the group that owns the joint-stock company	01.03.2006	-	-
48	RBC Technologies Limited Liability Company	2/1, Building 1, Myasnitskiy Proyezd, Moscow 107078	Member of the group that owns the joint-stock company	25.01.2006	-	-
49	Business Info Limited Liability Company	14/16, Room VI, Tsiolkovskogo Street, Korolev 141070, Moscow Region, Russia	Member of the group that owns the joint-stock company	05.05.2006	-	-
50	Asko-TBS-Consulting Limited Liability Company	10, Room 302, Building 1, Tverskaya Street, Moscow 103009, Russia	Member of the group that owns the joint-stock company	13.06.2006	-	-

51	RBC SOFT Limited Liability Company	101, Yuzhnobutovskaya Street, Moscow 117042, Russia	Member of the group that owns the joint-stock company	30.06.2006	-	-
52	RBC Inform Limited Liability Company	3/9, Building 1, Malaya Kommunisticheskaya Street, Moscow 109004, Russia	Member of the group that owns the joint-stock company	30.06.2006	-	-
53	Hopeland Limited Liability Company	22, Miklukho-Maklaya Street, Moscow 117437, Russia	Member of the group that owns the joint-stock company	11.07.2006	-	-
54	BusinessPress Limited Liability Company	25/20, Shchepkina Street, Moscow 129090, Russia	Member of the group that owns the joint-stock company	18.07.2006	-	-

II. Changes made to the list of related parties in the period
from 0 1 0 7 2 0 0 6 **to** 0 1 1 0 2 0 0 6

No.	Change	Date of change	Date of introduction of changes to the list of related parties
1	RBC Engineering Closed Joint-Stock Company incorporated RBC SOFT Limited Liability Company	30.06.2006	04.07.2006
2	RBC Engineering Closed Joint-Stock Company incorporated RBC Inform Limited Liability Company	30.06.2006	04.07.2006
3	RBC Engineering Closed Joint-Stock Company incorporated Hopeland Limited Liability Company	11.07.2006	12.07.2006
4	SMTP Press Limited Liability Company incorporated BusinessPress Limited Liability Company	18.07.2006	19.07.2006

1. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
RBC SOFT Limited Liability Company	101, Yuzhnobutovskaya Street, Moscow 117042, Russia	Member of the group that owns the joint-stock company	30.06.2006	-	-

2. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
RBC Inform Limited Liability Company	3/9, Building 1, Malaya Kommunisticheskaya Street, Moscow 109004, Russia	Member of the group that owns the joint-stock company	30.06.2006	-	-

3. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
Hopeland Limited Liability Company	22, Miklukho-Maklaya Street, Moscow 117437, Russia	Member of the group that owns the joint-stock company	11.07.2006	-	-

4. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
BusinessPress Limited Liability Company	25/20, Shchepkina Street, Moscow 129090, Russia	Member of the group that owns the joint-stock company	18.07.2006	-	-

82-34864

OPEN JOINT-STOCK COMPANY
RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

To: Oleg Safonov
President of
RTS Stock Exchange Non-for-Profit Partnership

Quarterly report form of (name of the organization) in compliance with corporate governance norms (for adding and retaining shares on the Partnership's A Quotation Lists) for the 3 quarter of 2006

No.	List of corporate governance norms	Fulfilled (full, partial or non-compliance)	Notes*
General issuer requirements			
1.	The issuer shall form a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No. 46 on September 05, 2006)
2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: • they shall not be the issuer's (the manager's) officials or employees on the date of election and for 1 year preceding it; • they shall not be officials of any other economic entity, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; • they shall not be spouses, parents, children or siblings of the issuer's (manager's) employees (of an official of the issuer's managing organization); • they shall not be affiliated with the issuer, except for a member of the issuer's Board of Directors; • they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; • they shall not represent the government, that is they shall not be representatives of the Russian Federation or its constituent parts to Boards of Directors of joint-stock companies subject to special rights (golden share), or	Fulfilled	Independent Directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn. Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	persons elected to the Board of Directors from candidates nominated by the Russian Federation, or a constituent part of the Russian Federation or a municipality, given that such Board members have to vote based on written instructions (orders etc.) issued by a respective constituent part of the Russian Federation or municipality.		
3.	1) The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be evaluating candidates for the joint-stock company's auditor, reviewing the auditor's reports, evaluating the issuer's internal audit procedures, and drafting proposals to improve them (an audit committee), chaired by an independent director as defined in Clause 2 hereof. 2) The audit committee shall consist of independent directors only, as defined in Clause 2 hereof, and if impossible for objective reasons, members of the Board of Directors as defined in Clause 2 hereof and members of the Board of Directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body only. 3) The results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	1) Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) 2) Members of the Committee: Chairman: 1. Michael Hammond (independent director); Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director) 3) Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
4.	1) The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows: definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager; preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body; definition of the criteria for selecting candidates for the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates; regular valuation of the activity of the person	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment. 2) The human resources and remuneration committee shall consist of members of the Board of Directors only as defined in Clause 2 hereof, and if impossible for objective reasons, of members of the Board of Directors as defined in Clause 2 hereof and directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body.		2) Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director); Members: 2. German Kaplun (non-executive director); 3. Sergey Lukin (non-executive director).
5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No. 46 on September 05, 2006)
6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, and the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on any sale and/or acquisition of the issuer's securities.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of the Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
7.	The issuer's Board of Directors shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
8.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed public, and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

9.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special department of the issuer, which shall report any revealed violations to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
10.	The issuer's Articles of Association shall stipulate that notice of a general shareholders' meeting shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No. 46 on September 05, 2006)
11.	The issuer's Articles of Association shall not stipulate the exemption of an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares in their possession (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003). The issuer's Articles of Association lack provisions on exempting the acquirer from this obligation.

General Director
OAO RBC Information Systems

October 03, 2006

Seal

Yury Rovensky

82-34864

LIST OF RELATED PARTIES

RBC Information Systems Open Joint-Stock Company

Issuer code: 0 5 2 1 4 – A

As of 0 1 0 7 2 0 0 6

(all dates are shown as dd/mm/yyyy)

Issuer's location: 75/9 Leninsky Prospekt, Moscow 119261

The information contained herein is subject to disclosure pursuant to the law on securities of the Russian Federation.

Web address: http://www.rbcinfosystems.ru

General Director	(signature)	Yury A. Rovensky (name)
Date " July " 03 20 06	Seal	

«РБК Информационные Системы» МОСКВА

Issuer's codes	
Taxpayer's ID	7736206959
OGRN	1027700381851

I. List of related parties as of 01 07 2006

No.	Full corporate name (name for non-profit organizations) or full name of the related party	Location of the legal entity or place of residence of the individual (to be specified with the consent of the individual only)	Basis (bases) on which the party is considered a related party	Date of basis (bases)	The share in the joint-stock company's authorized capital owned by the related party	The share of the joint-stock company's common stocks owned by the related party
1	2	3	4	5	6	7
1	Dmitry G. Belik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	14.42%	14.42%
2	German V. Kaplun	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	12.91%	12.91%
3	Ekaterina A. Lebedeva	Moscow, Russia	Member of the joint-stock company's collegial executive body – Executive Board	18.07.2005	0.000000838504%	0.000000838304%
4	Sergey Yu. Lukin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	0.77%	0.77%

5	Alexander M. Morgulchik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	13.12%	13.12%
6	Neil Osborn	London, England	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
7	Michael Hammond	London, England	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
8	Hans-Joerg Rudloff	CH-1248 Hermance	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
9	Yury A. Rovensky	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
			Exercises the authority of the joint-stock company's sole executive body	23.07.2004		
			Member of the group that owns the joint-stock company	23.07.2004		
10	Artemiy V. Inyutin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	0.000000838504%	0.000000838504%

			Member of the joint-stock company's collegial executive body – Executive Board	18.07.2005		
11	Alexey V. Kuzovkin	Moscow, Russia	Member of the joint-stock company's collegial executive body – Executive Board	18.07.2005	0.000000838504%	0.000000838504%
12	RBC Engineering Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 119261	Member of the group that owns the joint-stock company	15.10.2001	-	-
13	PC Home Limited Liability Company	24-1-1 Tashkentskaya Street, Moscow 109472	Member of the group that owns the joint-stock company	17.10.2001	-	-
14	Megakor Limited Liability Company	office 602t, 84/32, Profsoyuznaya Street, Moscow 117997	Member of the group that owns the joint-stock company	12.01.2001	-	-
15	Merkot Limited Liability Company	20-1, 1st Grayvoronovsky Proyezd, Moscow 109518	Member of the group that owns the joint-stock company	17.10.2001	-	-
16	RBC Pro Limited Liability Company	75/9, Leninsky Prospekt, Moscow, 119261	Member of the group that owns the joint-stock company	17.10.2001	-	-
17	IT Group Limited Liability Company	68, Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000	Member of the group that owns the joint-stock company	04.06.2004	-	-
18	Programmny Produkt Limited Liability Company RBC	Office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg 196191	Member of the group that owns the joint-stock company	26.08.2002	-	-
19	ORGTEKHNIKA Production Cooperative	24-1-1 Tashkentskaya Street, Moscow, 109472	Member of the group that owns the joint-	12.01.2001	-	-

			stock company			
20	"RBC Information Systems (Europe)" N.V.	Netherlands, Schelmseweg 1, 6861WP Oosterbeek	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	23.10.2002	-	-
			Member of the group that owns the joint-stock company	23.10.2002		
21	RBC Investments (Cyprus) Limited	10 Mnasiadou St. Elma House 1065 Nicosia Cyprus	Member of the group that owns the joint-stock company	22.01.2003	-	-
22	RBC International Limited	8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong	Member of the group that owns the joint-stock company	08.11.2004	-	-
23	RBC SOFT Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 1192619	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		

24	ROSBUSINESSCONSULTING Closed Joint-Stock Company	78-1, Profsoyuznaya Street, Moscow 117393	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
25	RBC HOLDING Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
26	RBC TV Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	7.06.2002	-	-

			Member of the group that owns the joint-stock company	7.06.2002		
27	SK GARANT Closed Joint-Stock Company	Office of the Executive Board, 18-20, Sadovaya-Triumfalnaya Street, Moscow 103006	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	17.06.2002	-	-
			Member of the group that owns the joint-stock company	17.06.2002		
28	RBC Center Limited Liability Company	3b-1, Sadovaya-Chernogryazskaya Street, Moscow 107078	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
29	RBC TV Production Limited Liability Company	68, Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic 649000	Member of the group that owns the joint-stock company	09.09.2003	-	-

30	RBC Reklama Limited Liability Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	21.10.2003	-	-
			Member of the group that owns the joint-stock company	21.10.2003		
31	RBC Publishing Limited Liability Company	29, Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	15.12.2003	-	-
			Member of the group that owns the joint-stock company	15.12.2003		
32	Information and Research Center "Politics, Economy, Marketing" Closed Joint-Stock Company	24, 2nd Kvesisskaya Street, Moscow 127220	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	16.08.2004	-	-
			Member of the group that owns the joint-stock company	16.08.2004		

33	"National Awarding Committee" Autonomous Non-Profit Organization	75/9, Leninsky Prospekt, Moscow 119261	Member of the group that owns the joint-stock company	18.08.2004	-	-
34	"The Best Brand Steering Committee" Autonomous Non-Profit Organization	12-14-1, Solyanka Street, Moscow 109240	Member of the group that owns the joint-stock company	16.08.2004	-	-
35	RBC TV Moscow Closed Joint-Stock Company	78, Profsoyuznaya Street, Moscow 117393	Member of the group that owns the joint-stock company	14.05.2005	-	-
36	MEDIALAND.RU Limited Liability Company	78, Profsoyuznaya Street, Moscow 117393	Member of the group that owns the joint-stock company	26.04.2005	-	-
37	SMTP Press Limited Liability Company	22, Miklukho-Maklaya Street, Moscow 117437	Member of the group that owns the joint-stock company	27.09.2005	-	-
38	IPK Media Production Limited Liability Company	2/1, Building 1, Myasnitsky Proyezd , Moscow 107078	Member of the group that owns the joint-stock company	27.09.2005	-	-
39	Pralberto Limited	22 Arch. Makarios III Avenue, 1065, Nicosia, Cyprus	Member of the group that owns the joint-stock company	13.04.2005	-	-
40	HELiOS COMPUTER Limited Liability Company	Office 417, 14, Shosse Entuziastov, Moscow	Member of the group that owns the joint-stock company	08.06.2005	-	-
41	Helios IT Operator Limited	P.O.Box 3161 Road Town Tortola British Virgin Islands	Member of the group that owns the joint-stock company	27.07.2005	-	-
42	TVR Production Limited Liability Company	2/1, Building 1, Myasnitsky Proyezd , Moscow 107078	Member of the group that owns the joint-stock company	07.10.2005	-	-

43	RBC Media Limited Liability Company	13, Building 7, Vavilov Street, Moscow 117312	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party Member of the group that owns the joint-stock company	10.10.2005	-	-
44	Mass Media Group Limited Liability Company	9, Gnata Yury Street, Kiev 03148	Member of the group that owns the joint-stock company	01.06.2005	-	-
45	MediaBusinessInform Limited Liability Company	9, Gnata Yury Street, Kiev 03148	Member of the group that owns the joint-stock company	16.06.2005	-	-
46	RBC-Ukraine Limited Liability Company	15A, Patrice Lumumba Street, Kiev 01042	Member of the group that owns the joint-stock company	13.02.2006	-	-
47	Halverston Holdings Limited	Drake Chambers, Tortola, British Virgin Islands	Member of the group that owns the joint-stock company	01.03.2006	-	-
48	RBC Technologies Limited Liability Company	2/1, Building 1, Myasnitskiy Proyezd, Moscow 107078	Member of the group that owns the joint-stock company	25.01.2006	-	-
49	Business Info Limited Liability Company	14/16, Room VI, Tsiolkovskogo Street, Korolev 141070, Moscow Region, Russia	Member of the group that owns the joint-stock company	05.05.2006	-	-

II. Changes made to the list of related parties in the period
from 01 04 2006 to 01 07 2006

No.	Change	Date of change	Date of introduction of changes to the list of related parties
1	SMTP Press Limited Liability Company incorporated Business Info Limited Liability Company.	05.05.2006	06.05.2006

1. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
Business Info Limited Liability Company	14/16, Room VI, Tsiolkovskogo Street, Korolev 141070, Moscow Region, Russia	Member of the group that owns the joint-stock company	05.05.2006	-	-

82-34864

9th edition

APPROVED BY
the Annual General Meeting
of OAO RBC Information Systems,
Minutes of Meeting No. 19
of July 14, 2006
General Director
_____________________ Yury A. Rovensky

«РБК Информационные Системы»

OAO RBC Information Systems Articles of Association (9th edition)

Moscow, 2006

The original Russian text remains, in all matters, binding and definitive.

Table of contents

I. GENERAL PROVISIONS

1.1 RBC Information Systems, hereinafter referred to as "the Company", is a public joint-stock company. The Company is a legal entity operating on the basis of the Articles of Association and legislation of the Russian Federation.

1.2 The duration of the Company is unlimited.

1.3 The Company was established in accordance with the provisions of the Civil Code of the Russian Federation and Federal Law 208-FZ "On Joint-Stock Companies" of December 26, 1995, the version of August 7, 2001. The Company was registered with the Moscow Registration Chamber on August 18, 2000, registration number 002.010.991. The Company was included on the Unified State Register of Legal Entities on October 31, 2002, the assigned number of state registration is 1027700381851.

II. CORPORATE NAME AND REGISTERED OFFICE

2.1 The name of the Company.

The full name of the Company in Russian is: Открытое Акционерное Общество РБК Информационные Системы.

The full name of the Company in English is: Public Joint Stock Company RBC Information Systems.

The short form of the name in Russian is: ОАО РБК Информационные Системы.

2.2 The Company's registered office is on 75/9 Leninsky Prospect, Moscow, 119261, Russia. It is defined by the location of the Executive Management Body (the General Director) under Contract on Using Nonresidential Premises No.07-2/2001 of September 26, 2001, and Additional Agreement No.1 of March 26, 2002.

The mailing address of the Company is: 75/9 Leninsky Prospect, Moscow, 119261, Russia.

III. PURPOSE AND BUSINESS OF THE COMPANY

3.1 The main aim of the Company's activities is to generate profit from the development, creation and possession of information and media communications, trade, settlement, clearing and other systems, software products and the development of up-to-date information technologies.

3.2 The Company enjoys civil rights and shall bear civil liabilities, which are necessary for the implementation of any kind of activity not prohibited by federal law.

3.3 In order to conduct certain operations, a list of which is determined by federal law, the Company must obtain a special permit (a license).

3.4 The core business of the Company is:

- to develop and sell information products;
- to develop and sell software products;

- to conduct research, development and production activities in the field of information science and information technologies;
- to develop and support databases and software for computing devices;
- to provide information services;
- to render various information, representation, consulting, engineering, consignment, factoring, trust, marketing, advertising, agent, broker and other services to Russian and foreign companies and private individuals;
- to perform publishing, printing and binding activities;
- to render services with the use of all mass media of the Company;
- to produce advertising materials and conduct advertising campaigns;
- to produce and sell consumer and producer goods;
- to export and import goods and services in accordance with the legislation in force;
- to develop the rules of participation in information and trade systems, determine technological standards and regulations obligatory for all users of information and trade systems;
- to develop sanctions and penalties for the breach of standards and regulations by the users of trade and information systems and other systems created by the Company;
- to prepare and publish educational and methodological literature, advertising materials, various scientific and technical documentation, to organize lectures and training in various fields of the Company's activities;
- to perform the functions of an arbitrator while settling disputes between members of information and trade systems and third parties;
- to perform research and development activities in the field of gathering, storage, processing and protection of information on separate data carriers of computing devices in local and global computer networks, and in the field of security of computing activities;
- to provide Internet services and develop Internet technologies;
- to conduct charitable activities;
- to conduct foreign economic activities in accordance with the legislation in force;
- to conduct investment activities;
- to carry on retail and wholesale activities;
- to produce movies, video and television products;
- to carry out television (terrestrial, satellite, cable) broadcasting;
- to broadcast commercials on its television channel;
- other activities not prohibited by the legislation of the Russian Federation.

3.5 The Company is entitled to perform its activities across the Russian Federation, including Free Economic Zones.

IV. LEGAL STATUS OF THE COMPANY

4.1 The Company is a legal entity and it owns sole property, which is accounted for in an independent balance sheet. The Company can acquire in its own name and use property-related and personal non-property-related rights, assume liabilities and act as a plaintiff or defendant in court.

4.2 The Company is entitled to open bank accounts in the Russian Federation and abroad in accordance with established procedures.

4.3 The Company has a round seal, containing the full name of the Company in Russian and the Company's location. The seal can also contain the name of the Company in any foreign language or any language of peoples of the Russian Federation.

4.4 The Company is entitled to have stamps and letterheads with the name of the Company, a logo and a trademark registered in accordance with established procedures, as well as other visual identification marks.

4.5 The Company conducts all kinds of foreign economic activities.

4.6 The Company can participate in and establish commercial organizations in the Russian Federation and abroad.

4.7 The Company can voluntarily join unions, associations and other non-commercial organizations in the Russian Federation and abroad.

4.8 The Company shall keep a register of the Company's shareholders in accordance with legal instruments of the Russian Federation since the moment of the registration of the Company by the state.

4.9 The Company provides the protection of information classified as a state secret in compliance with its tasks and within its competence. The head of the Company is responsible for the protection of information classified as a state secret (Article 20 of the Law of the Russian Federation "On State Secrets").

4.10 The Company meets state requirements for mobilization training, civil defense and emergencies in accordance with the legislation in force, regulations issued by the Government of Moscow and the mobilization assignment of the Company.

4.11 The Company registers and reserves inactive and draft-age citizens in accordance with the requirements of the legislation of the Russian Federation and decrees of the Government of the Russian Federation. The General Director of the Company is personally liable for performing the activities described above.

4.12 The Company is liable for the safe custody of documents (administrative, financial and economic, personnel and others). The Company shall provide the passing of documents of scientific and historic value to be kept by state archives, the central archives of Moscow in accordance with the list of documents coordinated with the Mosgorarkhiv Moscow archive association, shall keep and use documents on its personnel in accordance with established procedures. The location of keeping the documents is 75/9 Leninsky Prospect, Moscow, 119261, Russia.

4.13 In the event the Company is reorganized or liquidated, all documents (administrative, financial and economic, personnel and others) shall be passed to the successor of the Company in accordance with established procedures. In the event there is no successor, documents of scientific and historic value, which are subject to permanent archiving, shall be passed to be stored in the archives of the Mosgorarkhiv association. Personnel documents (orders, personal files, record cards, personal accounts, etc.) shall be passed to the archives of the administrative district, in which the Company is located. The transfer and sorting of the documents is executed by and at the expense of the Company in accordance with the requirements of the archives.

4.14 For the purpose of improving the management of the joint-stock Company, providing the rights and legitimate interests of shareholders and for the purpose of securing the openness of information for investors, the Company assumes the liability to observe provisions of the Code of Corporate Conduct, which was approved at a meeting of the Government of the Russian Federation as of November 28, 2002 (minutes No. 49) and recommended by the Order of the Russian Federal Commission for the Securities Market as of April 4, 2002 No 421/r. Following prescriptions of the Code of Corporate Conduct, recommended by the Federal Commission for the Securities Market, the Company approves its own Corporate Governance Code, to be used as a priority in performing the Company's activities.

V. LIABILITIES OF THE COMPANY

5.1 The entire property of the Company shall be considered collateral for its liabilities.

5.2 The Company shall not be liable for any liabilities of its shareholders.

5.3 The State and its agencies shall not be answerable for any liabilities of the Company, and the Company shall not be answerable for any liabilities of the State or its agencies.

VI. BRANCHES AND OFFICES

6.1 The Company is entitled to establish branches and offices in the Russian Federation and abroad.

6.2 The branches and offices of the Company shall perform activities on behalf of the Company; the Company shall be liable for their activities.

6.3 The branches and offices of the Company are not legal entities. They receive property from the Company and shall act on the basis of regulations approved by the Company.
The property of branches and offices shall be accounted for both on their separate balance sheets and on the balance sheet of the Company.

6.4 The heads of the branches and offices of the Company shall act on the basis of a Power of Attorney issued by the Company.

6.5 The heads of the branches and offices of the Company shall be appointed by the General Director of the Company.

VII. SHARE CAPITAL

Outstanding and authorized shares

7.1 The share capital of the Company consists of RUR119,260 (one hundred nineteen thousand two hundred and sixty rubles) divided into 119,260,000 (one hundred nineteen million two hundred and sixty thousand) common registered shares of RUR0.001 each.

7.2 The Company shall be entitled to issue 30,000,000 (thirty million) common registered shares of RUR0.001 each (authorized shares) in addition to already issued shares.

Increase in the share capital

7.3 The share capital of the Company can be increased by raising the nominal value of shares or issuing additional shares.

7.4 The decision on an increase in the share capital of the Company by raising the nominal value of shares shall be made by the General Shareholders' Meeting.

7.5 The decision on increasing the share capital of the Company by issuing additional shares shall be made by the Board of Directors, except for the cases when in accordance with federal law, the corresponding decision can be made by the General Shareholders' Meeting only.

The decision of the Board of Directors on increasing the share capital of the Company by issuing additional shares shall be made unanimously by all members of the Board of Directors, the votes of retired members of the Board of Directors not taken into account.

In the event the Board of Directors fails to reach a unanimous agreement on increasing the share capital of the Company by issuing additional shares, the matter of increasing the share capital of the Company by issuing additional shares can be submitted to the General Shareholders' Meeting by a resolution of the Board of Directors.

7.6 While increasing its share capital, the Company shall act in compliance with the restrictions established by federal law.

Decrease in the share capital

7.7 The share capital of the Company can be decreased by reducing the nominal value of shares or reducing the total amount of shares, including by buying out part of the shares.

7.8 The share capital of the Company can be reduced by buying out part of the shares of the Company for their further redemption by a resolution of the General Shareholders' Meeting.

7.9 The share capital of the Company can be reduced by a resolution of the General Shareholders' Meeting on the reduction of the share capital of the Company by means of the redemption of shares acquired by the Company in the following cases:

- if shares, the ownership right to which passed to the Company because a founder had not paid for them in full within a set term, were not sold within one year from the date of their acquisition by the Company;
- if the shares, bought out by the Company at the demand of shareholders, were not sold within one year from the date of their acquisition by the Company (except for buying out shares due to a decision on the reorganization of the Company);
- if the shares, acquired by the Company in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies", were not sold within one year from the date of their acquisition by the Company.

7.10 If, according to an annual balance sheet suggested for approval to the General Shareholders' Meeting, or the results of a financial audit, at the end of the second and each subsequent fiscal year the value of the net assets of the Company is less than its share capital, the Company shall announce a decrease in its share capital to the amount, which shall not exceed the value of its net assets.

In this event, a decrease in the share capital of the Company shall be executed by reducing the nominal value of its shares.

7.11 Within 30 days from the date of the decision to reduce its share capital, the Company shall notify its creditors in writing about the reduction in the share capital of the Company and about its new amount, and distribute information about this decision in printed mass media, intended for publishing data on the state registration of legal entities.

7.12 The share capital of the Company can be reduced by redemption of part of the shares, on the basis of a decision on the reorganization of the Company made by the General Shareholders' Meeting, in the following cases:

- as provided in Sub-paragraph 1 of Paragraph 6 of Article 76 of the Federal Law "On Joint-Stock Companies";
- when the Company is reorganized by means of a separation through the redemption of converted shares.

7.13 While reducing its share capital, the Company shall observe the restrictions established by federal law.

Net assets

7.14 The value of the net assets of the Company shall be evaluated in accordance with accounting data as set by the laws and regulations of the Russian Federation.

7.15 If, according to an annual balance sheet suggested for approval to the General Shareholders' Meeting, or the results of an audit of the value of the Company's net assets, at the end of a fiscal year, the value of the net assets of the Company is less than its share capital, the Company shall make a decision on its liquidation.

7.16 If, in the event stipulated by Clause 7.10 of the Articles of Association, a decision on reducing the share capital of the Company was not made, and in the event stipulated by Clause 7.15 of the Articles of Association, a decision on liquidation was not made, shareholders shall be entitled to demand the liquidation of the Company in court.

VIII. SHARES OF THE COMPANY

Types of *shares* issued by the Company. General rights and liabilities of shareholders

8.1 The Company shall be entitled to issue common shares and preferred shares of one or more types.

8.2 All shares of the Company shall be registered and issued in a non-documentary form.

8.3 A share owned by the Company's founder shall not grant a voting right before it is paid in full.

8.4 Shareholders shall not be answerable for any liabilities of the Company and shall bear the risk of losses connected with its activities within the limits of the value of shares owned by them.

8.5 Shareholders, who have not paid for shares in full during the issue of these shares, shall be jointly and severally liable for the liabilities of the Company within the non-paid amount of the value of shares owned by them.

8.6 A shareholder shall:

- meet the requirements of the Articles of Association and Company bylaws;
- pay for shares when they are issued in accordance with terms and procedures and by means stipulated by law, the Articles of Association and the agreement on issuing shares;
- timely inform the registrar of the Company of changes in his/her passport or registration data, mailing address, bank details and others. In the event of a shareholder's failure to provide information about such changes, the Company and registrar shall not be hold liable for losses associated with this failure;
- perform other liabilities as provided by law, the Articles of Association and decisions of the General Shareholders' Meeting , made within its competence.

8.7 The general rights of holders of all categories (types) of shares:

- to dispose of their shares without consent of other shareholders or the Company;
- shareholders of the Company shall have the preemptive right to purchase additional shares, issued by public subscription, and other securities convertible into shares, proportionally to the amount of shares of the category (type) they own;
- shareholders of the Company who voted *against or* did not participate in the voting on the issue of shares and other securities convertible into shares, by private subscription, shall have a preemptive right to purchase additional shares and other securities convertible into shares, issued by private subscription, proportionally to the amount of shares of the category (type) that they own. This right shall not apply to the issue of shares and other securities convertible into shares by private subscription only among shareholders, if while this is taking place, shareholders can purchase a whole number of issued shares and other securities convertible into shares, proportionally to the amount of shares of the category (type) that they own;

- to receive a share of the net profit (dividends) to be distributed among shareholders in accordance with established procedures and the Articles of Association, depending on the category (type) of shares that a shareholder owns;
- to receive a share of the property of the Company (a liquidation quota) left after the Company is liquidated, proportionally to the amount of shares of the category (type) a shareholder owns;
- to have access to documents of the Company in accordance with established procedures and the Articles of Association, and to receive their copies on a paid basis;
- exercise other rights stipulated by law, the Articles of Association and decisions of the General Shareholders' Meeting made within its competence.

Common shares

8.8 Each common share of the Company shall have equal nominal value and it provides its holder with an equal measure of rights.

8.9 In accordance with the Federal Law "On Joint-Stock Companies", holders of common shares of the Company are entitled to participate in the General Shareholders' Meeting with a right to vote on all issues within the competence of the meeting. They are also entitled to receive dividends and a share of the property of the Company (a liquidation quota) in the event the Company is liquidated.

Preferred shares

8.10 The Company's preferred shares of one type shall have equal nominal value and provide their holders with an equal measure of rights.

8.11 A holder of a preferred share shall be entitled to participate in the General Shareholders' Meeting. A holder of preferred shares of the Company shall not be entitled to vote at the General Shareholders' Meeting unless otherwise provided in the Federal Law "On Joint-Stock Companies".

A holder of preferred shares shall be entitled to participate in the General Shareholders' Meeting with a right to vote on issues dealing with the reorganization or liquidation of the Company.

8.12 A holder of a preferred share shall have a preemptive right as compared to the holders of common shares in receiving:

- accrued but non-disbursed dividends while the Company is liquidated;
- a share in the value of the property of the Company (liquidation value) left after it was liquidated, if the liquidation value of preferred shares is determined in the Articles of Association.

Voting shares

8.13 A voting share is a share granting its holder the right to vote on all issues within the competence of the General Shareholders' Meeting or on specific issues stipulated by federal law.

A share, voting on all issues within the competence of the General Shareholders' Meeting, is:

- a common share paid in full, except for shares at the disposal of the Company;
- a preferred share, the amount of dividend on which is established in the Articles of Association, beginning with the meeting following the Annual General Shareholders' Meeting, at which the decision on the payment of dividends on preferred shares of this type was not made for whatever reason, or a decision was made on the partial payment of dividends on preferred shares of this type (except for the cases established by law).

8.14 A preferred share of any type shall grant the right to vote on the reorganization and liquidation of the Company and on making amendments and additions to the Articles

of the Association of the Company, which limit the rights of the holders of preferred shares of this type, including establishing or increasing the amount of dividends and(or) establishing or increasing the liquidation value paid on preferred shares of the previous issue, and on granting the holders of preferred shares other advantages in the priority of receiving dividends and(or) the liquidation value of shares.

8.15 Shares voting on all issues within the competence of the General Shareholders' Meeting shall grant their holders the right:

- to participate in voting (including by "absentee vote") at the General Shareholders' Meeting on all issues within its competence;
- to nominate candidates to the executive governing bodies of the Company in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to submit suggestions for the agenda of the Annual General Shareholders' Meeting in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to demand access to a list of persons eligible to participate in the General Shareholders' Meeting , for inspection in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to access accounting documents of the Company in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to demand convening the Extraordinary Shareholders' Meeting and holding an inspection of the financial and business performance of the Company by the Audit and Compliance Commission in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to demand that the Company buy out all or a part of the shares a shareholder owns, in cases stipulated by law.

8.16 Preferred shares, voting on specific issues within the competence of the General Shareholders' Meeting only, shall grant their holders the right:

- to participate in voting (including by "absentee vote"), at the General Shareholders' Meeting on these issues only;
- to demand that the Company buys out all or part of the shares a shareholder owns, in cases stipulated by law.

Acquisition of more than 30 percent of the Company's shares

8.17 A person entitled to acquire over 30 percent of common and preferred voting shares in the Company as defined in Clause 8.14 hereof, taking into account shares owned by the person and related parties, shall be entitled to deliver to the Company a public offer to acquire the Company's shares from shareholders owning shares of such categories (types) (a voluntary offer).

8.18 A person that has acquired more than 30 percent of the total number of the Company's issued shares as specified in Clause 8.17 hereof, taking into account shares owned by the person and related parties, shall, within 35 days of making an entry crediting the personal (securities) account, send a public offer to shareholders owning the remaining shares or issuing securities convertible into such shares to acquire such securities from them (a mandatory offer).

These rules shall apply to acquisition of a holding of the Company's shares (as specified in Clause 8.17 of this Article) exceeding 50 or 75 percent of the total number of such Company shares. In this event the set limits shall only apply to newly acquired shares exceeding the respective percentage.

These requirements shall not apply in the event that:

- shares are acquired in the course of the Company's establishment or restructuring;
- shares are acquired based on a prior voluntary offer to acquire all securities of the Company as specified in Clause 8.17 of this Article provided that such a voluntary offer is consistent with Clauses 8.18 through 8.21 hereof;
- shares are acquired based on a prior mandatory offer;
- shares are transferred by the person to its related parties, or by its related parties to the person, as well as in the event of severance of common property between spouses and according to the order of succession;
- shares are redeemed by the Company in part;
- shares are acquired as a result of exercising a shareholder's preemptive right to acquire additional shares floated;
- shares are acquired as a result of their placement by a party identified in the Securities Prospectus as a person rendering services related to the organization of the offering and(or) offering of the shares, given that the person possesses such securities for a period no longer than 6 months;
- a letter is delivered to the Company notifying owners of securities of their right to demand redemption of the securities in accordance with Article 84.7 of the Federal Law "On Joint-Stock Companies";
- a demand for redemption of the securities in accordance with Article 84.7 of the Federal Law "On Joint-Stock Companies" is delivered to the Company.

8.19 Between the date of acquisition of more than 30 percent of the total number of the Company's shares and the delivery date of a mandatory offer, the person specified in Clause 8.18 hereof and its related parties may only vote with shares equaling 30 percent of such shares. In this event, all the remaining shares owned by this person and its related parties shall not be taken into account for the calculation of the quorum.

8.20 Upon the receipt of any voluntary or mandatory offer in the Company, any person may distribute another voluntary offer with respect to relevant securities (a rival offer). The rival offer is to be delivered to the Company no later than 25 days prior to the expiration of the acceptance period of the latest offer already received by the Company.

8.21 The person that has become the owner of 95 percent of the total number of the Company's shares as specified in Clause 8.17, taking into account shares owned by this person or related parties, as a result of a voluntary offer to acquire all shares of the Company as identified in Clause 8.17 hereof, or of a mandatory offer as identified in Clause 8.18 hereof, shall repurchase the remaining shares of the Company owned by other parties as well as issuing securities convertible into such shares of the Company at the request of their owners pursuant to Article 84.7 of the Federal Law "On Joint-Stock Companies".

The letter notifying shareholders of their right to demand repurchase of securities that they own shall be delivered to the Company within 35 days of the date of acquisition of the respective percentage of the securities.

8.22 The person that has purchased over 95 percent of the Company's shares through the distribution of a voluntary or mandatory offer which resulted in the acquisition of no less than 10 percent of the total number of the Company's shares, and whose shareholding has therefore exceeded 95 percent of the Company's shares, may buy out shares as specified in Clause 8.17 hereof, as well as issuing securities convertible into such shares, from owners of such securities of the Company by sending a demand to repurchase the securities to the Company within 6 months of the expiration of the acceptance period for the voluntary offer to acquire all securities of the Company as specified in Clause 8.17 hereof, or a mandatory offer which resulted in the acquisition of no less than 10 percent of all shares in the Company as specified in Clause 8.17 hereof.

Within three days following the presentation of documents by the person specified above confirming the payment for securities that are being repurchased, the registrar of securities' owners shall write off the securities that are being repurchased from their owners' personal accounts as well as from personal accounts of nominal holders and enter them to the person's personal account.

8.23 The procedure for delivering a voluntary, mandatory or rival offers, as well as a notice to shareholders of their right to demand repurchase of securities owned by them and a demand to repurchase shares shall be consistent with requirements set forth in Chapter XLI of the Federal Law "On Joint-Stock Companies".

8.24 The Company shall be reimbursed for its expenses related to the fulfillment of its obligations as specified in Clause 2 of Article 84.3 of the Federal Law "On Joint-Stock Companies" by the person who has sent the obligatory or mandatory offer according to the following procedure: the Company shall draft a cost estimate and submit it to the person delivering the offer within three days following the offer's delivery to the Company.

The Company's expenses shall be reimbursed based on the estimate in cash to the Company's pay office, or by a bank transfer to a settlement account specified by the Company, within 5 days.

The Company shall start to fulfill its obligations related to an obligatory or mandatory offer received as soon as the funds are received in the Company's pay office or on its settlement account.

IX. ISSUING SHARES AND OTHER SECURITIES

9.1 The Company is entitled to issue additional shares and other securities by subscription and conversion. In the event the share capital of the Company is increased at the expense of its property, the Company shall issue additional shares distributing them among its shareholders.

The issuance of additional shares and other equity securities by the Company is subject to the existing laws and regulations.

9.2 In the event the Company issues shares and other securities convertible into shares by subscription, the Company shall be entitled to conduct a public and private offering.

9.3 Fractional shares pursuant to preemptive rights and consolidation entitle their holders to exercise the rights for holders of shares of a similar category (type) in proportion to the percentage of their share.

Fractional shares shall float pari passu with common stocks. If a person purchases one or more fractional shares of a particular category (type) these shares shall form one share and/or fractional share equaling the sum of these fractions.

X. ACQUIRING ISSUED SHARES BY THE COMPANY

10.1 The Company shall be entitled to buy out shares issued by it, on the basis of a decision of the General Shareholders' Meeting on reducing the share capital of the Company by buying out part of the issued shares for a reduction in their total amount.

10.2 The shares acquired by the Company on the basis of a decision of the General Shareholders' Meeting on reducing the share capital of the Company by buying out its

shares for the reduction of their total amount, shall be redeemed at the moment of their purchase by the Company.

10.3 The Company shall be entitled to buy issued shares by the resolution of the Board of Directors in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies".

10.4 The shares acquired by the Company in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies", shall not grant the right to vote; they shall not be taken into account when counting votes; no dividends can be accrued on them. Such shares shall be sold at their market price not later than within one year from the date of their purchase by the Company. Otherwise, the General Shareholders' Meeting shall make a decision on the reduction of the share capital of the Company through the redemption of the mentioned shares.

10.5 The payment for the issued shares acquired by the Company can be executed by monies, securities, other property, ownership and other rights, which have money value.

10.6 When making a decision to purchase issued shares, the Company shall observe the restrictions established by federal law.

XI. DIVIDENDS

11.1 The dividend is a part of the net profit of the Company for a reported period, which is to be distributed among shareholders proportionally to the amount of their shares of a corresponding category and type.

Dividends shall be paid from the Company's profit after tax (net profit of the Company). The Company's net profit shall be determined on the basis of accounting records of the Company. Dividends on preferred shares of selected categories can also be paid from the Company's special funds, formed for this purpose earlier.

11.2 The Company shall be entitled to make a decision on (to announce) the payment of dividends on issued shares by the end of the first quarter, the first half, the first nine months of a financial year and(or) by the end of a fiscal year.

The decision on paying (announcing) dividends by the end of the first quarter, the first half and the first nine months of a financial year can be made during three months after the end of the respective period.

The decision on paying (announcing) dividends, including decisions on the amount of dividends and the form of its payment on shares of each category (type) shall be made by the General Shareholders' Meeting. The amount of dividends shall not exceed the amount recommended by the Board of Directors of the Company.

11.3 A dividend shall be paid in monies and (or) securities.

11.4 Dividends for the first quarter, the first half and the first nine months of a financial year shall be paid not later than 60 days after the decision on dividend payments was made. Annual dividends shall be paid before December 31 of each current year.

11.5 In order to pay dividends, the Company shall draw a list of persons eligible to receive dividends. This list shall be made on the basis of data contained in the register as of the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting, which made a decision on paying dividends.

11.6 While making a decision on (announcing) the payment of dividends, the Company shall observe the restrictions established by federal law.

XII. CORPORATE BODIES

12.1 The following are executive governing bodies of the Company:

- the General Shareholders' Meeting;
- the Board of Directors;
- the sole executive authority (the General Director);
- Joint executive authority (Executive Board).

In the event of the appointment of the Liquidation Commission, all the functions regarding the conduct of the Company's business shall be transferred to the commission.

12.2 The Audit and Compliance Commission is the body controlling the financial and economic activities of the Company.

12.3 The General Shareholders' Meeting elects the Board of Directors and the Audit and Compliance Commission.

12.4 The Registrar performs the functions of the Counting Commission.

12.5 In the event of voluntary liquidation, the General Shareholders' Meeting shall elect the Liquidation Commission. In the event of forced liquidation, the Liquidation Commission is appointed by a court (an arbitration court).

XIII. GENERAL SHAREHOLDERS' MEETING

Competence of the General Shareholders' Meeting

13.1 The General Shareholders' Meeting holds the ultimate decision-making authority of the Company.

The General Shareholders' Meeting can make decisions (the formats of holding the General Shareholders' Meeting):

- by convening the General Shareholders' Meeting "in person" in order to discuss issues included on the agenda and make decisions on issues put to a vote without sending (handing out) ballots prior to the General Shareholders' Meeting;
- by convening the General Shareholders' Meeting "in person" in order to discuss issues included on the agenda and make decisions on issues put to a vote with the prior sending (handing out) of voting ballots prior to the General Shareholders' Meeting ;
- by "absentee vote" (without convening the General Shareholders' Meeting "in person" in order to discuss issues included on the agenda and make decisions on issues put to a vote).

The Company shall hold the General Shareholders' Meeting every year not earlier than 2 months after and not later than 6 months after the end of each fiscal year.

The General Shareholders' Meeting shall be held in Moscow.

Preparing, convening and holding the General Shareholders' Meeting is made in compliance with the Federal Law "On Joint-Stock Companies", other laws currently in force, the Articles of Association of the Company and Company bylaws regulating activities of the General Shareholders' Meeting.

13.2 The following issues lie within the competence of the General Shareholders' Meeting:

- to adopt amendments and additions to the Articles of Association of the Company or approve a new edition of the Articles of Association (except for cases envisaged in Paragraphs 2 to 5 of Article 12 of the Federal Law "On Joint-Stock Companies");

- to reorganize the Company;
- to liquidate the Company, appoint the Liquidation Commission and approve interim and final liquidation balances;
- to determine the number of Board members, voting procedures, elect members of the Board of Directors and dismiss them before term;
- to elect members of the Audit and Compliance Commission of the Company and dismiss them before term;
- to appoint the Auditor of the Company;
- to determine the number, nominal value, category (type) of authorized shares and rights granted by these shares;
- to increase the share capital of the Company by increasing the nominal value of shares;
- to increase the share capital of the Company by issuing shares by private subscription;
- to issue securities of the Company, convertible into shares, by private subscription;
- to increase the share capital of the Company by issuing, by public subscription, common shares equaling more than 25 percent of the earlier issued common shares;
- to issue, by public subscription, securities of the Company, which can be converted into common shares equaling more than 25 percent of the earlier issued common shares;
- to increase the share capital of the Company by issuing, by public subscription, common shares in the amount of 25 percent or less of the earlier issued common shares in the event the Board of Directors has failed to reach a unanimous agreement on this matter;
- to increase the share capital of the Company by issuing additional shares within the limits, which are fixed for the number and category (type) of authorized shares, at the expense of the Company's property when the issue of additional shares is made by means of their distribution among shareholders in the event the Board of Directors has failed to reach a unanimous agreement on this matter;
- to increase the share capital of the Company by issuing additional preferred shares within the limits, which are fixed to the number of authorized shares of this category (type) by means of their public subscription in the event the Board of Directors has failed to reach a unanimous agreement on this matter;
- to decrease the share capital of the Company by decreasing the nominal value of shares through the acquisition of some shares by the Company in order to reduce their total number and through the redemption of acquired and repurchased shares (shares at the disposal of the Company);
- to pay (announce) dividends for the first quarter, the first half of the first nine months of a fiscal year;
- to approve annual reports and annual financial statements, including profit-and-loss statements (profit-and-loss accounts) of the Company, as well as profit distribution (including the disbursement (announcement) of dividends excluding profits distributed as dividends for the first quarter, the first half or the first nine months of a fiscal year), and losses of the Company at the end of each fiscal year;
- to determine the standing order of the General Shareholders' Meeting;
- to split and consolidate shares;
- to make decisions on the approval of transactions in cases envisaged in Article 83 of the Federal Law "On Joint-Stock Companies";

- to make decisions on the approval of material transactions in cases envisaged in Paragraph 2 of Article 79 of the Federal Law "On Joint-Stock Companies";
- to make decisions on the approval of material transactions in cases envisaged in Paragraph 3 of Article 79 of the Federal Law "On Joint-Stock Companies";
- to make decisions on the Company's participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;
- to approve bylaws regulating the functions of the Company's executive governing bodies;
- to make decisions on the remuneration and (or) reimbursement of expenses made by the members of the Audit and Compliance Commission in the process of the execution of their duties; to determine the amount of such remunerations and reimbursements;
- to make decisions on the remuneration and (or) reimbursement of expenses made by the members of the Board of Directors of the Company in the process of the execution of their duties; to determine the amount of such remunerations and reimbursements;
- to make a decision on the reimbursement, at the expense of the Company, of spendings on the preparation and organization of an extraordinary meeting to private individuals and governing bodies that initiated this meeting;
- to determine a list of additional documents, which are obligatory for the Company to keep;
- to resolve issues in the competence of the General Shareholders' Meeting in accordance with Clause 14.3 of the Articles of Association.

13.3 The General Shareholders' Meeting does not have the authority to consider and make decisions on matters, which are not defined by law and the Articles of Association of the Company as those falling under its competence.

13.4 The General Shareholders' Meeting is not entitled to make decisions on matters, which are not included on the agenda of the meeting, or change the agenda.

13.5 The Chairman of the Board of Directors shall preside over the General Shareholders' Meeting. In the event of the Chairman's absence or refusal to preside over the meeting, a Deputy Chairman of the Board of Directors of the Company shall assume this responsibility.

The General Shareholders' Meeting shall be attended by the General Director, members of the Board of Directors, the Audit and Compliance Commission, and the Company's Auditor.

The General Shareholders' Meeting is to elect members of the Board of Directors, the Audit and Compliance Commission and approve the Company's Auditor in the presence of candidates.

The order of making decisions by the General Shareholders' Meeting

13.6 A decision put to a vote by the General Shareholders' Meeting shall be made by a majority of votes among the holders of voting shares of the Company, who participate in the meeting, unless otherwise provided in the Federal Law "On Joint-Stock Companies".

13.7 The General Shareholders' Meeting can make decisions on issues 2, 8-17, 18, 20-26 of Clause 13.2 only at the suggestion of the Board of Directors.

The General Shareholders' Meeting is entitled to make decisions on issues 22 and 23 Clause 13.2 before relevant major transactions are concluded.

13.8 The General Shareholders' Meeting can make decisions on issues 1-3, 7, 9-12 and 23 of Clause 13.2 by a majority of three fourths of the holders of voting shares of the Company, who participate in the General Shareholders' Meeting.

13.9 The counting of votes during the General Shareholders' Meeting on an issue put to a vote to be resolved by the General Shareholders' Meeting with the participation of the holders of the common and preferred shares of the Company is made jointly by all voting shares.

If there are two or more interrelated issues on the agenda of the General Shareholders' Meeting which cannot be resolved separately, the failure to decide on the one issue cancels the results of voting on the other issues.

13.10 Decisions made by the General Shareholders' Meeting and the voting results shall be voiced at the General Shareholders' Meeting at which the vote was held, or shall be disclosed to persons included on the list of shareholders eligible to participate in the General Shareholders' Meeting, in a report on the voting results. The results shall be reported not later than 10 days following the drawing of minutes on the voting results and in accordance with the established procedure for reporting the results of the General Meeting.

The minutes of the General Shareholders' Meeting shall be made in two copies not later than 15 days following the closing of the General Shareholders' Meeting or the deadline for accepting absentee ballots if the meeting is held by "absentee vote". The Chairman and the Secretary of the meeting shall sign both copies.

Notice of holding the General Shareholders' Meeting

13.11 The notice of holding the General Shareholders' Meeting shall be made not later than 30 days prior to the meeting.

In the event the agenda of the Extraordinary General Shareholders' Meeting includes the issue of electing the Board of Directors of the Company, the notice of holding the General Shareholders' Meeting shall be made not later than 50 days prior to its scheduled date.

The notice of holding the General Shareholders' Meeting shall be published in the printed version of the Rossiyskaya Gazeta newspaper.

In the event the printed version of the Rossiyskaya Gazeta newspaper is closed, the notice of the planned General Shareholders' Meeting shall be published in the printed version of the Vedomosti newspaper.

The Company is entitled to give notice of holding the General Shareholders' Meeting to every person indicated on the list of persons entitled to participate in the General Shareholders' Meeting by registered mail or by direct delivery.

13.12 The information (documents), which should be presented to persons entitled to participate in the General Shareholders' Meeting while preparing the meeting, includes annual accounting statements, including the Auditor's conclusion, the conclusion of the Company's Audit and Compliance Commission based on the results of the examination of the annual accounting statements, data on a candidate (candidates) to the Company's executive governing bodies, the Board of Directors, the Audit and Compliance Commission, the Company's Auditor, a draft of amendments and additions to the Articles of Association of the Company, or a new version of the Articles of Association of the Company, drafts of Company bylaws, which are approved by the General Shareholders' Meeting, draft decisions of the General Shareholders' Meeting, losses of the Company by the end of a fiscal year as well as other documents approved by the Company's Board of Directors.

Shareholders may request information (materials), which is to be provided in the course of preparations for a General Shareholders' Meeting at the premises of the sole executive body or others stated in a notice of the General Shareholders' Meeting and using electronic communications, including the Internet, on the Company's website www.rbcinfosystems.ru. The Company must, at the request of a person entitled to participate in the General Shareholders' Meeting, provide this person with copies of the above-mentioned publications within five days from the date of submitting his/her request.

The list of persons entitled to participate in the General Shareholders' Meeting and its copies shall be provided at the request of any person (persons) on this list and owning at least 1 percent of interests with voting rights on any issue featured on the agenda of the General Meeting.

The fee levied for the provision of copies of the documentation containing information (copies of the materials) to be submitted to persons entitled to participate in the General Shareholders' Meeting shall not exceed the cost of producing the copies.

The list of documents with additional information to be presented to persons eligible to participate in the General Shareholders' Meeting is defined in the Company bylaw called the Provisions on the General Shareholders' Meeting.

13.13 The information (documents), stipulated in Clause 13.12, should be made available to persons eligible to participate in the General Shareholders' Meeting 20 days before the meeting. This information (documents) should be available to persons taking part in the General Shareholders' Meeting during the meeting itself.

Proposals to the agenda of the General Shareholders' Meeting of the Company

13.14 The shareholders (a shareholder), who in total own(s) at least 2 percent of the Company's voting shares, are (is) entitled to introduce issues on the agenda of the General Shareholders' Meeting and nominate candidates to the Board of Directors and the Audit and Compliance Commission. The number of candidates shall not exceed the number of members of the corresponding governing body, which is determined in the Articles of Association of the Company.

Shareholders are entitled to submit any issue to the agenda of the General Shareholders' Meeting or to call a General Shareholders' Meeting without submitting an extract from the shareholder register if their shareholding rights are listed in the shareholder register, and if their shareholding rights are listed in the custody account then the shareholder shall submit an extract from the custody account for exercising the above-mentioned rights.

Such proposals shall be submitted to the Company not later than 30 days after the end of a fiscal year.

13.15 A proposal on including issues on the agenda of the General Shareholders' Meeting shall contain the formulation of each issue being proposed. A proposal on including issues on the agenda of the General Shareholders' Meeting may contain the formulation of the decision for each issue being proposed.

13.16 A proposal regarding the nomination of candidates shall contain the name of each candidate being nominated and the name of the body to which he is proposed to be elected. In addition, the proposal should contain a written approval of the candidate to be nominated for election to a corresponding body of the Company.

13.17 Proposals regarding the introduction of issues on the agenda of the General Shareholders' Meeting and the nomination of candidates shall be made in writing with the indication of the name (company name) of the shareholders (a shareholder) who submitted them, the number and category (type) of shares they (he) hold(s) and shall be signed by the shareholders (a shareholder).

13.18 The Board of Directors of the Company shall consider the submitted proposals and make a decision on including them on the agenda of the General Shareholders' Meeting or about declining to include them on the specified agenda not later than 5 days after the expiry of the deadline for submitting proposals regarding the agenda of the Annual General Shareholders' Meeting and nominating candidates to the Board of Directors, the Audit and Compliance Commission and the Counting Commission as stipulated by the Articles of Association of the Company.

13.19 An issue proposed by shareholders (a shareholder) shall be included on the agenda of the General Shareholders' Meeting, and the nominated candidates shall be included

on the list of candidates to be elected to the corresponding governing body of the Company, except for cases when:

- shareholders (a shareholder) fail(s) to meet deadlines, stipulated by the Articles of Association, for introducing issues on the agenda and nominating candidates at the Annual General Shareholders' Meeting;
- shareholders (a shareholder) fail(s) to meet the stipulated deadlines, stipulated by the Articles of Association, for nominating candidates to be elected to the Board of Directors at the Extraordinary General Shareholders' Meeting;
- shareholders (a shareholder) do(es) not own the number of voting shares of the Company stipulated by Paragraphs 1 and 2 of Article 53 of the Federal Law "On Joint-Stock Companies";
- the proposal fails to meet the requirements stipulated in Paragraphs 3 and 4 of Article 53 of the Federal Law "On Joint-Stock Companies" and the requirements of the Articles of Association of the Company based thereupon;
- an issue proposed to be included on the agenda of the General Shareholders' Meeting is beyond its competence according to law and the Articles of Association of the Company and (or) fails to meet the requirements of the Federal Law "On Joint-Stock Companies" and other laws of the Russian Federation.

13.20 The motivated decision of the Board of Directors of the Company about declining to include a proposed issue on the agenda of the General Shareholders' Meeting or a candidate on the list of candidates to be elected to the corresponding governing body of the Company shall be sent to the shareholders (a shareholder), who proposed the issue or nominated the candidate, not later than 3 days after making this decision.

13.21 The Board of Directors of the Company is not entitled to make changes to the formulation of issues proposed to be included on the agenda of the General Shareholders' Meeting, and the formulation of a decision on such issues.

13.22 Apart from issues proposed by shareholders to be included on the agenda of the General Shareholders' Meeting, as well as in the event there are no such proposals, the absence or the insufficient number of candidates proposed by shareholders for the establishment of the corresponding governing body, the Board of Directors of the Company is entitled to include issues on the agenda of the General Shareholders' Meeting or candidates on the list of candidates as it deems necessary.

Extraordinary General Shareholders' Meeting

13.23 The Extraordinary General Shareholders' Meeting is held according to the decision made by the Board of Directors of the Company based on its own initiative, the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company and the shareholders (a shareholder), who own (s) at least 10 percent of the voting shares of the Company on the day the demand is filed.

The Extraordinary General Shareholders' Meeting is convened by the Board of Directors of the Company at the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company or the shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company.

13.24 Within 5 days of the date the demand to convene the Extraordinary General Shareholders' Meeting was filed by the Audit and Compliance Commission of the Company, the Auditor of the Company or shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company, the Board of Directors of the Company shall make a decision on convening the Extraordinary General Shareholders' Meeting or about declining to convene it.

The decision of the Board of Directors of the Company about convening the Extraordinary General Shareholders' Meeting or a motivated decision on declining to convene it shall be sent to the persons demanding that it should be convened not later than 3 days after this decision is made.

The decision to decline to convene the Extraordinary General Shareholders' Meeting at the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company or the shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company, can be made only on the grounds stipulated by the Federal Law "On Joint-Stock Companies".

The decision of the Board of Directors of the Company about declining to convene the Extraordinary General Shareholders' Meeting can be appealed in court.

13.25 The Extraordinary General Shareholders' Meeting, which is convened at the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company or the shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company, shall be held within 40 days from the moment the demand of holding the Extraordinary General Shareholders' Meeting is presented.

13.26 In the event the suggested agenda of the Extraordinary General Shareholders' Meeting includes an issue on electing members to the Board of Directors (Supervisory Board) of the Company, such a General Shareholders' Meeting shall be held within 70 days from the moment the demand of holding the Extraordinary General Shareholders' Meeting is presented.

The rule specified above shall apply to both cases when the proposed agenda for an extraordinary meeting contains only the item of appointing members of the Company's Board of Directors, and cases when the proposed agenda embraces other issues alongside the aforesaid.

13.27 In the event a demand to convene the Extraordinary General Shareholders' Meeting is sent by an unregistered letter or by an ordinary mail, the date of presenting the demand is the date specified by the impression of a date stamp confirming the date of receipt of the postal message. In the event a demand for the Extraordinary General Shareholders' Meeting is sent by registered mail or any other registered mail, the date of presenting the demand is the date of direct delivery of the mail to the Company.

In the event a demand to convene the Extraordinary General Shareholders' Meeting is delivered directly to the Company, the date of presenting this demand is the date of delivery.

13.28 In the event the Board of Directors of the Company fails to make a decision on convening the Extraordinary General Shareholders' Meeting or makes a decision on declining to convene it after the deadline stipulated by the Federal Law "On Joint-Stock Companies" expires, the Extraordinary General Shareholders' Meeting can be convened by Company's governing bodies or persons demanding that it should be convened.

The bodies or persons convening the Extraordinary General Shareholders' Meeting shall have the authority stipulated by the Federal Law "On Joint-Stock Companies", which is required for convening and holding the Extraordinary General Shareholders' Meeting.

In this event, the costs of preparing and holding the Extraordinary General Shareholders' Meeting may be reimbursed by the Company according to the decision of the General Shareholders' Meeting.

Quorum of the General Shareholders' Meeting

13.29 The General Shareholders' Meeting shall be valid (have a quorum) if the shareholders, who own a total of more than a half of the votes represented by the voting shares of the Company allowing for voting for at least one issue on the agenda, participate in it.

In the event by the beginning of the General Shareholders' Meeting there is no quorum for any of the issues on the agenda of the General Meeting, the beginning of the meeting is postponed for no more than 2 hours.

Participants of the General Shareholders' Meeting, which is held by convening the General Shareholders' Meeting "in person" in order to discuss the issues on the

agenda and to make decisions on the issues put to a vote without a preliminary sending (handing out) of voting ballots before the General Shareholders' Meeting is held, shall be the shareholders who registered to participate in it.

Participants of the General Shareholders' Meeting, which is held by convening the General Shareholders' Meeting "in person" in order to discuss the issues on the agenda and to make decisions on the issues, which were put up to a vote with a preliminary sending (handing out) of voting ballots before the General Shareholders' Meeting is held, shall be shareholders who registered to participate in it as well as shareholders whose ballots were received not later than 2 days prior to holding the General Shareholders' Meeting.

Participants of the General Shareholders' Meeting, which is held by "absentee vote", shall be the shareholders whose ballots were received before the deadline for accepting ballots.

13.30 In the event there is no quorum for holding the Annual General Shareholders' Meeting, a second General Shareholders' Meeting shall be held with the same agenda. In the event there is no quorum while holding the Extraordinary General Shareholders' Meeting, a second General Shareholders' Meeting may be held with the same agenda.

A second General Shareholders' Meeting shall be valid (have a quorum) if the shareholders, who own a total of at least 30 percent of the votes represented by the voting shares of the Company, participate in it.

Voting ballots

13.31 The vote on the issues on the agenda the General Shareholders' Meeting shall be executed by voting ballots.

13.32 While holding the General Shareholders' Meeting by "absentee vote" and while holding the General Shareholders' Meeting by convening the Shareholders' Meeting "in person" in order to discuss the issues on the agenda and make decisions on the issues put to a vote with a preliminary sending (handing out) of voting ballots before the General Shareholders' Meeting is held, a voting ballot shall be sent or handed out to every person indicated on the list of persons entitled to participation in the General Shareholders' Meeting, which is to be confirmed by their signatures, not later than 20 days prior to the General Shareholders' Meeting.

Voting ballots shall be sent by registered mail.

13.33 While holding the General Shareholders' Meeting, except for the General Shareholders' Meeting held by "absentee vote", the persons included on the list of persons entitled for participation in the General Shareholders' Meeting (or their agents) are entitled to participate in such a meeting or send filled-out ballots to the Company. While determining the quorum and tallying the results of the vote, the voting ballots are calculated if they were received by the Company not later than 2 days prior to the date of holding the General Shareholders' Meeting.

13.34 A voting ballot shall contain the data indicated in Paragraph 4 of Article 60 of the Federal Law "On Joint-Stock Companies" and information specified in the Provisions on the General Shareholders' Meeting. A voting ballot may contain additional information, which is determined by the Board of Directors while approving the form and the text of the voting ballot.

13.35 In the event of voting by voting ballot, those votes on the issues shall be counted in which shareholders mark only one of a number of possible choices. Any voting ballots filled out without meeting this requirement shall be recognized as null and void.

If an issue voted on by voting ballots comprises more than one decision statement and the "yes" vote is given to more than one statement, the ballot is recognized as null and void.

If when electing the Auditor of the Company a stockholder casts the "yes" vote for more than one nominee such a ballot shall be recognized as null and void.

If when electing members of the Audit and Compliance Commission of the Company a stockholder casts the "yes" vote for a number of nominees larger than that of vacant positions such a ballot shall be recognized as null and void.

If in cumulative voting when electing Directors a stockholder casts more votes than he is entitled to such a ballot shall be recognized as null and void.

If a voting ballot comprises several issues to be voted on, the failure to meet the above-mentioned requirements in one or several issues shall not result in the recognition of the ballot as void or null as a whole.

If a ballot does not allow the person (a shareholder or his/her proxy) who has voted therewith to be identified such a ballot shall be recognized as null and void.

While holding a General Meeting by absentee vote, the voting ballots received by the Company after the date of the General Shareholders' Meeting (the deadline for receiving the voting ballots) shall be recognized as null and void.

If while holding a General Shareholders' Meeting convened "in person" in order to discuss issues on the *agenda and* to make decisions on issues to be voted on with a preliminary distribution (handing out) of voting ballots prior to holding the General Shareholders' Meeting, ballots, which were sent to shareholders prior to holding the General Shareholders' Meeting, are found in a ballot-box, these ballots should be recognized as null and void since they were received by the Company later than two days prior to the date of the Shareholders' Meeting.

If a voting ballot is recognized null and void, the votes it contains shall not be counted.

13.36 While tallying votes, in the event there is two or more ballots filled out by one person in which he left various choices for the same issue on the agenda of the General Meeting, all voting on this issue in ballots is recognized as null and void.

This rule is not applied to voting ballots if the following conditions are observed simultaneously: 1) if a ballot is signed by a person who issued a power of attorney for voting in regard to shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting and(or) persons acting on the basis of such powers of attorneys; 2) if the fields of ballots, used for specifying the number of votes for each voting choice, contain the number of votes cast for the corresponding choice and the corresponding remarks that the voting was conducted in compliance with instructions from the purchaser of shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting and(or) according to instructions of owners of depositary securities, or remarks that the voting was conducted by a power of attorney issued for shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting or that a part of shares was transferred after the date of drawing a list of persons eligible to participate in the General Meeting.

13.37 If, when electing members to the Audit and Compliance Commission of the Company, the number of candidates receiving more than 50 percent of the votes of shareholders, who take part in the *voting on this* issue, is more than the quantitative composition of the above bodies, the candidates who muster the largest number of votes are elected.

Counting Commission

13.38 The functions of the Counting Commission are executed by the Registrar of the Company.

13.39 The Counting Commission checks out the authority and registers persons participating in the General Shareholders' Meeting, determines the quorum of the General Shareholders' Meeting, clears up the issues arising while shareholders (or their agents) exercise their right to vote at the General Meeting, explains the procedure of voting on the issues put to a vote, secures the established procedure of voting and shareholders' rights of their participation in voting, tallies votes and sums up the results of vot-

ing, draws minutes on the voting results, submits voting ballots to the archive and performs other functions stipulated in these Articles of Association and Company by-laws.

XIV. BOARD OF DIRECTORS

Competence of the Board of Directors

14.1 The Board of Directors conducts the general management of the Company's activities except for decisions on the issues, which are classified as lying within the competence of the General Shareholders' Meeting by federal law and the Company's Articles of Association.

14.2 The Board of Directors shall be entitled to:

- elect the sole executive authority of the Company (the General Director);
- terminate the authority of the sole executive body of the Company before term;
- create of joint executive authority of the Company – the Executive Board, dismiss members of the Executive Board ahead of schedule;
- determine top-priority guidelines of the Company's activities, including the approval of quarterly and annual budgets of the Company;
- convene the Annual and Extraordinary General Shareholders' Meetings, except for the cases stipulated in Paragraph 8 of Article 55 of the Federal Law "On Joint-Stock Companies";
- approve the agenda of the General Shareholders' Meeting;
- determine the date of drawing up a list of persons eligible to participate in the General Shareholders' Meeting and other issues qualified as lying within the competence of the Board of Directors of the Company in accordance with the provisions of Article VII of the Federal Law "On Joint-Stock Companies" and connected with preparing and holding the General Shareholders' Meeting;
- give preliminarily approval of the annual reports of the Company;
- increase the share capital of the Company by issuing additional shares within the number and category (type) of authorized shares at the expense of the Company's property, when the issue of additional shares is carried out by distributing them among shareholders;
- increase the share capital of the Company by issuing additional common shares within the number of authorized shares of this category (type) by public subscription in the amount of 25 percent or less of the previously issued common shares of the Company;
- increase the share capital of the Company by issuing additional preferred shares within the number of authorized shares of this category (type) by public subscription;
- issue securities convertible into common shares by public subscription, in the amount of 25 percent or less of the previously issued common shares;
- issue bonds convertible into preferred shares and other securities convertible into preferred shares, by public subscription;
- issue bonds, which cannot be converted into shares and other securities, which cannot be converted into shares;
- approve the decision about issuing securities, the Securities Offering Prospectus, the report on issuing securities, make amendments and additions to them;

- determine the price (value) of property, the price of the issue and redemption of securities in cases stipulated by the Federal Law "On Joint-Stock Companies";
- purchase the issued shares of the Company in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies";
- purchase bonds and other securities issued by the Company in cases stipulated by the Federal Law "On Joint-Stock Companies";
- approve the report on the results of purchasing shares, which were purchased in accordance with Paragraph 1 of Article 72 of the Federal Law "On Joint-Stock Companies";
- make recommendations to the General Shareholders' Meeting regarding the amount of remunerations and reimbursements to be paid to the members of the Audit and Compliance Commission;
- determine the amount of payment for the Auditor's services;
- make recommendations to the General Shareholders' Meeting regarding the amount of dividend for the shares for the first quarter, the first half, the first nine months of a fiscal year and(or) for a fiscal year and the procedure of dividend payment;
- make recommendations to the General Shareholders' Meeting regarding the procedure of distributing profit and losses of the Company at the end of a fiscal year;
- the use of the reserve fund and other funds of the Company;
- approve Company bylaws, except for the bylaws regulating the activities of the Company governing bodies, which are approved by the decision of the General Shareholders' Meeting as well as other Company bylaws, whose approval is qualified by the Articles of Association as lying within the competence of the sole executive authority of the Company, make additions and amendments to these documents;
- create and liquidate branches, open and close the Company's offices, approve the Branch and Office Provisions and make additions and amendments to them;
- create committees and commissions of the Board of Directors of the Company;
- make amendments to the Articles of Association of the Company, which are related to the establishment of branches, opening offices of the Company and their liquidation;
- approve material transactions in cases stipulated by Chapter X of the Federal Law "On Joint-Stock Companies";
- approve deals stipulated by Chapter XI of the Federal Law "On Joint-Stock Companies";
- approve the Company's Registrar and the conditions of an agreement with it as well as terminate the agreement with the Registrar of the Company;
- approve procedures of internal control over financial and business activities of the Company; make decisions at any time about the examination of financial and business activities of the Company;
- determine the person authorized to sign an agreement on behalf of the Company with the sole executive authority;
- determine the list of additional documents, which should obligatorily be stored with the Company;
- approve the terms of contracts with executive authorities of the Company, determine the requirements for professional skills and remuneration of General Director, members of the Executive Board, top managers of the main structural divisions of the Company, and the Corporate Secretary;

- make a decision about appointing a temporary Acting General Director while the General Director, elected by the General Shareholders' Meeting, is incapable of fulfilling his duties (temporary inability to work, vacation, business trips, etc.);
- approve an annual financial and economic plan of the Company;
- make a decision on suspending the sole executive body of the Company and forming a new sole executive body of the Company or on the transfer of powers of the sole executive body to a management company or a manager;
- approve a contract with a person acting as the Corporate Secretary;
- approve risk management procedures of the Company;
- other issues stipulated by the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

14.3 After the Company receives a voluntary or mandatory offer to acquire over 30 percent of the Company's shares, the Board of Directors shall transfer the following issues to the competence of the General Shareholders' Meeting:

- increasing the Company's share capital through floating additional shares to the extent of the number and categories (types) of authorized shares;
- floatation of securities convertible into shares, including the Company's options, by the Company;
- approval of a transaction, or of several associated transactions related to the acquisition, alienation or the possibility of alienation by the Company expressly or implicitly of the property worth 10 percent or over of the balance sheet value of Company's assets as of the last reporting date determined based on the Company's accounting, unless such transactions are concluded in the normal course of the Company's business or have been completed prior to the Company receiving a voluntary or mandatory offer, and in the event of the Company receiving a voluntary or mandatory offer to acquire free-float securities – prior to the date of disclosure of information about the delivery of such an offer to the Company;
- approval of related-party transactions;
- the Company's repurchase of shares floated as provided for in the Federal Law "On Joint-Stock Companies";
- increasing remuneration to persons occupying posts in the Company's governing bodies, determining the terms and conditions for termination of their powers, including determining or increasing compensation payable to such persons in the event of termination of their powers.

Restrictions set forth herein shall cease to be valid 20 days after the expiration of the acceptance period for a voluntary or mandatory offer. In the event that the person that has acquired more than 30 percent of the total number of the Company's shares as specified in Clause 8.18 hereof based on the acceptance of the voluntary or mandatory offer, including shares owned by the person and related parties, demands that an Extraordinary General Shareholders' Meeting be convened with an agenda including an issue of the election of members of the Company's Board of Directors (Supervisory Board), restrictions set forth herein shall apply until voting results of election of members of the Company's Board of Directors (Supervisory Board) are summed up at the Company's General Shareholders' Meeting convened to consider this issue.

14.4 The issues, which are qualified as lying within the competence of the Board of Directors of the Company, cannot be transferred to the executive authority of the Company to make a decision thereon.

14.5 According to the decision of the General Shareholders' Meeting, in the period of fulfilling their duties, the members of the Board of Directors of the Company may be paid a remuneration and (or) reimbursement for their expenditures.

Election of the Board of Directors

14.6 The members of the Board of Directors of the Company shall number 9, as elected by the General Shareholders' Meeting.

Candidates for the Company's Board of Directors can be nominated by shareholders (shareholder) who own(s) a total of no less than 2 percent of the voting shares of the Company.

14.7 The elections of the members of the Board of Directors shall be executed by cumulative vote.

14.8 In the cumulative vote the number of votes belonging to each shareholder is multiplied by the number of persons who should be elected to the Board of Directors of the Company, and a shareholder is entitled to cast all these votes for one candidate or distribute them among two or more candidates.

The candidates who muster the largest number of votes shall be recognized as the members elected to the Board of Directors of the Company.

14.9 The members of the Board of Directors of the Company shall be elected for the term until the next Annual Shareholders' Meeting.

Persons elected to the Board of Directors may be reelected an unlimited number of times.

14.10 In the event the Annual General Shareholders' Meeting was not held before the deadline stipulated in Paragraph 1 of Article 47 of the Federal Law "On Joint-Stock Companies", the authority of the Board of Directors is terminated except for the authorities of preparing, convening and holding the Annual General Shareholders' Meeting.

14.11 If the term of the Board of Directors has expired and a General Shareholders' Meeting has not elected a new Board with a number of directors large enough for a quorum for any board action as set forth herein, then all power belonging to Directors of the Company shall expire except for the power to prepare for, call and hold a General Shareholders' Meeting.

14.12 After being elected, members of the Board of Directors shall disclose information allowing for establishing affiliation of a board member with shareholders or counteragents of the Company and with their affiliated persons. Such information should be disclosed in the form of a personal application by the elected member of the Board of Directors.

14.13 A member of the Board of Directors does not need to be a shareholder of the Company. Only a private individual can be a member of the Board of Directors of the Company. Candidates to the Company's Board of Directors shall comply with requirements set in the Provisions on the Board of Directors.

14.14 A member of the Board of Directors is entitled to divest himself of his authority by his own free will by notifying in writing the Chairman of the Board of Directors thereof and specifying the date of divesting himself of his authority. The authorities of the rest of the members of the Board of Directors are not terminated except for the case stipulated in the next Paragraph of the Articles of Association of the Company.

14.15 In the event the number of the members of the Board of Directors diminishes by more than a half of the number of the members of the Board of Directors determined by the Articles of Association of the Company, the Board of Directors shall make a decision on holding the Extraordinary General Shareholders' Meeting to elect a new Board of Directors of the Company. The remaining members of the Board of Directors are entitled to make a decision only about convening such the Extraordinary General Shareholders' Meeting.

14.16 A General Shareholders' Meeting is entitled to make a decision on early termination of powers of the Board of Directors only with respect to the elected Board members.

If power belonging to all Board members terminates early and a General Shareholders' Meeting has not elected a number of Directors large enough for a quorum for any board action, as set forth herein, then the term of the Company's Board of Directors shall expire except for the power to prepare for, call and hold a General Shareholders' Meeting.

Chairman of the Board of Directors

14.17 The Chairman of the Board of Directors shall be elected by the members of the Board of Directors of the Company from the members of the Board of Directors by the majority of votes of all members of the Board of Directors of the Company without taking into account the votes of former members of the Board of Directors.

14.18 The Board of Directors is entitled to reelect its Chairman at any time by a majority of votes of all members of the Board of Directors without taking into account the votes of former members of the Board of Directors.

14.19 The Chairman of the Board of Directors of the Company shall organize its work, convene meetings of the Board of Directors of the Company and chair them, as well as organize the minutes of the Board of Directors' meetings.

14.20 If the Chairman of the Board of Directors of the Company is absent, his functions are performed by a Deputy Chairman of the Company's Board of Directors.

Board of Directors' Meeting

14.21 A meeting of the Board of Directors is convened by the Chairman of the Board of Directors of the Company at his own initiative, at the demand of a member of the Board of Directors, the Audit and Compliance Commission of the Company or the Auditor of the Company and the sole executive authority of the Company.

14.22 While determining the quorum and the results of votes on the issues on the agenda, an opinion in writing of a member of the Board of Directors of the Company, who is absent at a meeting of the Board of Directors, shall be taken into account.

14.23 A decision of the Board of Directors may be made by "absentee vote". The procedure of convening and holding meetings of the Board of Directors of the Company as well as the procedure of making decisions by "absentee vote" shall be determined in the Provisions on the Board of Directors.

14.24 A quorum for holding a meeting of the Board of Directors is the presence in person and(or) the presence of written opinions of more than a half of the members of the Board of Directors, which is determined by the Articles of Association, except for the quorum for the issues, the decision on which requires unanimity, the majority of three fourths or the majority of all members of the Board of Directors, according to the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company, without taking into account the votes of former members of the Board of Directors, and the majority of Board members who are not related parties in a transaction of the Company.

14.25 A decision of the Board of Directors, which is made by "absentee vote", is recognized as valid, if more than a half of the number of members of the Board of Directors determined by the Articles of Association of the Company, participate in absentee voting, except for the issues, the decision on which requires unanimity, the majority of three fourths or the majority of all members of the Board of Directors, according to the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company, without taking into account the votes of former members of the Board of Directors.

14.26 Decisions at a Board of Directors' meetings shall be made by the majority of votes of the members of the Board of Directors of the Company, who participate in a meeting and(or) expressed their opinions in writing, unless it is otherwise specified in the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

A decision of the Board of Directors, which is made by "absentee vote", is recognized as made, if over a half of the members of the Board of Directors, who participated in absentee voting, voted for it, unless it is otherwise specified in the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

The decisions on the following issues shall be made by all members of the Board of Directors unanimously, without taking into account the opinions of former members of the Board of Directors:

- increasing the share capital of the Company by issuing additional shares within the number and categories (types) of authorized shares at the expense of the Company's property, when the issue of additional shares is carried out by distributing them among shareholders;
- increasing the share capital of the Company by issuing additional common shares within the number of shares of this category (type) by public subscription in the amount of 25 percent or less of previously issued common shares of the Company;
- increasing the share capital of the Company by issuing additional preferred shares within the number of authorized shares of this category (type) by public subscription.

If the Board of Directors of the Company fails to reach unanimity on the above-mentioned issues, then according to a decision made by the Board of Directors, these issues may be introduced to the General Meeting for making a decision thereupon.

Decisions on the following issues are made by a majority of three fourths of the votes of the members of the Company's Board of Directors who participate in a meeting of the Board of Directors:

- defining priority directions in the Company's activities;
- giving recommendations to the General Shareholders' Meeting regarding the size of dividends for shares and the procedure of paying these dividends;
- giving recommendations to the General Shareholders' Meeting on the procedure of the Company's profit and loss distribution by the end of a fiscal year;
- introducing issues on the Company's reorganization or liquidation for the General Shareholders' Meeting.

A decision on the approval of party-related transactions of the Company is made by the Board of Directors by the majority of the votes of the Directors who are not related parties in this transaction. If the number of Directors who are not related parties in the transaction is less than a quorum determined by the Articles of Association of the Company as obligatory for holding a Board of Directors' meeting, then the decision on this issue shall be made by the General Shareholders' Meeting.

In the event of approval of the terms of the contracts with General Director and members of the Executive Board of the Company the votes of General Director and members of Executive Board of the Company should not be taken into account.

14.27 While making decisions on issues at a Board of Directors' meeting, each member of the Board of Directors has one vote.

The transfer of a voting right by a member of the Board of Directors to another person, including another member of the Board of Directors, is not permitted.

In the event of an equality of votes of the members of the Board of Directors while making decisions, the Chairman of the Board of Directors shall have a casting vote.

14.28 A member of the Board of Directors of the Company who has not participated in voting or voted against a decision made by the Board in violation of the order provided by the Federal Law 'On Joint-Stock Companies', other laws of the Russian Federation or the Articles of Association of the Company shall have the right to appeal this decision in court in the event the decision violates his/her rights and legitimate interests.

Such an appeal can be submitted to the court within one month from the date when the Board member came to know or was supposed to come to know about the decision made.

Corporate Secretary

14.29 The Corporate Secretary is a duly authorized person who is to ensure that procedure requirements are met by all bodies of the Company and corporate officers, which guarantees the implementation of rights and ensures that the interests of the Company's shareholders are met. The Corporate Secretary shall possess relevant knowledge needed for executing his/her responsibilities and enjoy shareholders' and Directors' confidence.

14.30 The Corporate Secretary shall:

- enhance preparation for and proceedings of a General Shareholders' Meeting under legal requirements and those set forth in the Articles of Association and other corporate documents of the Company under a decision on holding a General Shareholders' Meeting;
- enhance preparations for a meeting of a Board of Directors under legal requirements and those set forth in the Articles of Association and other corporate documents of the Company;
- enhance control over disclosure (provision) of information contained in circulars (prospects) of the securities issue, quarterly reports and material-fact notices regarding financial and economic activities of the Company under the existing legal procedures;
- keep corporate documentation, ensure access to them and provision of their copies. Copies of the documents should be authenticated by the Corporate Secretary;
- ensure looking into shareholders' appeals and solving conflicts related to violation of shareholders' rights.

14.31 The Corporate Secretary is appointed and removed by the General Director of the Company if authorized by the Board of Directors. The Board of Directors sets forth the terms and conditions of an agreement signed with the Corporate Secretary.

XV. THE EXECUTIVE BODIES OF THE COMPANY

15.1 The General Director of the Company being the sole executive authority of the Company carries out the management of day-to-day business of the Company and leads its joint executive authority – the Executive Board.

15.2 General Director is entitled to have an authority to carry out the management of day-to-day business of the Company according to legislation of the Russian Federation.

The General Director may act on behalf of the Company without a Power of Attorney.

15.3 The sole executive authority of the Company shall organize the fulfillment of decisions of the General Shareholders' Meeting and the Board of Directors of the Company. Within the General Director's competence shall be the following:

- efficient day-to-day management of the Company;

- signing official documents of the Company with the right of first signature;

- representing the interests of the Company in Russian Federation and abroad;

- approving personnel, concluding Company labor contracts , offering incentives to and imposing fines on the staff of the Company;

- carrying out the duties of the Chairman of the Executive Board and organizing its work;

- submitting for the Board of Directors' approval a list of candidates for the Executive Board, signing labor contracts with the members of the Executive Board on behalf of the Board of Directors;

- settling transactions on behalf of the Company, unless otherwise specified in the Federal Law "On Joint-Stock Companies" and the Articles of Association;

- issuing legally binding orders and instructions.

15.4 The rights and duties of the General Director, the schedule for payment of remuneration and the amount of remuneration due for the services of the General Director shall be determined by a contract between the General Director and the Company. On behalf of the Company the contract shall be signed by the Chairman of the Board of Directors or a person authorized by the Board of Directors of the Company.

15.5 The General Director shall be elected by the Board of Directors of the Company for a term of at least three years.

The General Director is recognized as elected if at least a half of the members of the Board of Directors present at a Board of Directors' meeting vote for him. In the event of a tie in the number of votes of the members of the Board of Directors, the Chairman has a casting vote.

15.6 If the General Director cannot fulfill his duties, the Board of Directors of the Company is entitled to make a decision on the establishment of a temporary sole executive authority of the Company (the General Director) and on holding a meeting of the Board of Directors at the nearest date to decide on the issue of the early termination of the authority of the General Director and on the establishment of a new executive authority of the Company.

15.7 If the term of the General Director expires or his authority is terminated before term, while a new sole executive authority of the Company has not been established, the Board of Directors of the Company is entitled to make a decision on the establishment of a temporary sole executive authority of the Company (the General Director) and on holding a meeting of the Board of Directors as soon as possible to decide on the issue of establishing a new sole executive authority of the Company.

The temporary executive authority of the Company shall carry out the management of the day-to-day business of the Company within the limits of the competence of the executive authority of the Company.

15.8 The Company's joint executive authority, the Executive Board, shall be formed by the Board of Directors once in every three years.

Rights and duties of members of the Executive Board as well as the schedule for payment of remuneration and the amount of remuneration due for the services of the Executive Board's members shall be determined by a contract between every single Board member and the Company. On behalf of the Company the contract shall be signed by the Chairman of the Board of Directors or a person authorized by the Board of Directors of the Company.

15.9 The term in office of members of the Executive Board shall begin at the moment of their approval by the Board of Directors and shall finish at the moment of the expiration of contracts between the Company and the Executive Board members, or approval of a new composition of the Executive Board by the Board of Directors. Within one month after the election of the Board of Directors, the General Director shall submit proposals on the composition of the Executive Board and candidates for seats on the Executive Board to the Board of Directors for approval. The Board of Directors shall be entitled to reject specific candidates for seats on the Executive Board. The Board of Directors can revoke the authority of any member of the Executive Board at any time at the request of the President. The authority of a newly appointed member

of the Executive Board, replacing a dismissed member, shall be valid until the approval of a new composition of the Executive Board by the Board of Directors.

A member of the Executive Board shall be entitled to resign from the Executive Board ahead of schedule. The resignation shall be sent in to the General Director, and the corresponding issue shall later be submitted to the Board of Directors for consideration.

The timetable, the procedure for summoning and holding of meetings and the decision-making procedure shall be stipulated in the Provisions for the Executive Board.

15.10 The Company's Executive Board shall have the power:

- to establish subsidiaries (related parties) of the Company, determine their activities and distribute lines of activities between particular subsidiaries (related parties) of the Company;
- to develop and implement a general development strategy for the Company's subsidiaries, including management and implementation of a single manufacturing and technical, financial, pricing, merchandising, social and personnel policy;
- to invest the Company's funds in its subsidiaries, vest them with powers, assign them property and financial resources;
- to approve the single corporate structure of RosBusinessConsulting Group comprising the Company and its subsidiaries (related parties);
- to establish departments as a part of RosBusinessConsulting Group, vest them with powers, restructure and liquidate certain corporate departments;
- to approve reports submitted by heads of corporate departments and consider proposals by heads of corporate departments regarding management procedures.

15.11 The Executive Board shall also be entitled to perform other duties assigned to it by the General Director of the Company, and assign some of its responsibilities to the General Director.

XVI. RESPONSIBILITIES OF MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE BODIES OF THE COMPANY

16.1 The members of the Board of Directors of the Company, the sole executive authority of the Company (the General Director), the temporary sole executive authority shall act pursuant to the interests of the Company while executing their rights and meeting their obligations, and fulfill their rights and meet their obligations to the Company reasonably and in good faith.

Board members shall refrain from actions that will or may result in a conflict of interest between them and the Company. In the event of a conflict of interest, they shall inform the Board of Directors about it.

Board members shall notify the Board in written form on their intention to make transactions with the securities of the Company or its subsidiaries (related parties) as well as disclose the information about concluded transactions with such securities.

16.2 The members of the Board of Directors, the sole executive authority of the Company (the General Director) and the temporary sole executive authority shall be held liable to the Company for the losses incurred by the Company from their actions (inaction), unless other grounds and the amount of responsibility are stipulated by federal law of the Russian Federation.

The members of the Board of Directors, the sole executive authority of the Company (the General Director) and the temporary sole executive authority shall be held liable to the Company and shareholders for the losses incurred from their actions (inaction) that violate the procedure of buying shares of a joint-stock company stipulated by the Chapter XI.I of the Federal Law "On Joint-Stock Companies."

Members of the Board of Directors of the Company, who voted against a decision which incurred losses to the Company and shareholders, or who did not participate in the vote, shall not be held liable.

16.3 The Company or shareholders (a shareholder), who own(s) in total at least one percent of the common shares of the Company, are (is) entitled to apply to court against a member of the Board of Directors of the Company, the sole executive authority of the Company (the General Director) demanding the reimbursement of losses incurred to the Company in the case stipulated in Paragraph 2 of Article 71 of the Federal Law "On Joint-Stock Companies".

XVII. AUDIT AND COMPLIANCE COMMISSION

17.1 Control over the financial and economic activities of the Company shall be exercised by the Audit and Compliance Commission. The procedures of the activities of the Audit and Compliance Commission are determined by the Provisions on the Audit and Compliance Commission, which are approved at the General Shareholders' Meeting.

17.2 Three members shall be elected to the Audit and Compliance Commission by the General Shareholders' Meeting for the term until the next Annual General Shareholders' Meeting.

If owing to some reason the elections of the Audit and Compliance Commission did not take place at the General Shareholders' Meeting, the authorities of the current members of the Audit and Compliance Commission shall be prolonged until the election of the Audit and Compliance Commission.

17.3 The authority of some or all members of the Audit and Compliance Commission may be terminated before term by a decision of the General Shareholders' Meeting.

17.4 Both a shareholder of the Company and any other person proposed by a shareholder may be a member of the Audit and Compliance Commission. The members of the Audit and Compliance Commission cannot be members of the Board of Directors of the Company simultaneously or hold other management positions in the Company.

17.5 The following issues lie within the competence of the Audit and Compliance Commission:

- to examine financial documents of the Company, accounting statements, conclusions of the Inventory Commission, comparison of the specified documents with the data of primary accounting statements;
- to analyze the accuracy and completeness of accounting statements, tax management and statistics reports;
- to analyze the financial state of the Company, its solvency, the liquidity of assets, the ratio of the Company's own capital and borrowings, net assets and share capital, disclosing the reserves for the improvement of the economic condition of the Company and the working out of recommendations for the Company's governing bodies;
- to examine that payments for product and service suppliers are made in a timely manner and correctly as well as payments to the budget and non-budget funds, calculation and payment of dividends, interest on bonds and the repayment of other debts;

- to confirm the authentication of the data included in annual reports of the Company, annual accounting statements, profit-and-loss statements (profit-and-loss accounts), distribution of profit, reports for tax-collecting and statistics authorities and state governing agencies;
- to examine the right of the sole executive authority to make contracts on behalf of the Company;
- to examine the legitimacy of decisions made by the Board of Directors, the sole executive authority, the Liquidation Commission and their correspondence to the Articles of Association of the Company and the decisions of the General Shareholders' Meeting;
- to analyze the correspondence of the decisions made by the General Shareholders' Meeting to law of the Russian Federation and the Articles of Association of the Company.

The Audit and Compliance Commission is entitled to:

- demand personal explanation from the members of the Board of Directors, employees of the Company, including officers, regarding the issues lying within the competence of the Audit and Compliance Commission;
- raise questions to the Company governing bodies about the responsibility of the Company employees, including officers, in the event they violate the Articles of Association of the Company, provisions, rules and instructions approved by the Company;
- attract, on a contract basis, specialists who are not on the Company's staff, to its activities.

17.6 The examination (internal auditing) of the financial and economic activities of the Company shall be carried out according to the results of the Company's activities at the end of the year, as well as at any time at the initiative of the Audit and Compliance Commission of the Company, the decision of the General Shareholders' Meeting, the Board of Directors of the Company or at the demand of shareholders (a shareholder) of the Company, who own(s) in total at least 10 percent of the voting shares of the Company.

17.7 At the demand of the Audit and Compliance Commission of the Company, the persons holding positions in the management of the Company, shall present the documents of the financial and economic activities of the Company.

The specified documents shall be submitted within 3 days of the date of filing the inquiry in writing.

17.8 The Audit and Compliance Commission of the Company is entitled to demand convening the Extraordinary General Shareholders' Meeting according to the procedure stipulated in Article 55 of the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

17.9 The Audit and Compliance Commission is entitled to demand convening a meeting of the Board of Directors of the Company. The Chairman of the Board of Directors is not entitled to decline the Audit and Compliance Commission's demand of convening a Board of Directors' meeting.

17.10 Members of the Audit and Compliance Commission are paid a remuneration and (or) are compensated for expenses connected with fulfilling their duties. The amount of such remuneration and compensation is set according to the decision of the General Shareholders' Meeting in the Provisions on the Audit and Compliance Commission.

XVIII. FUNDS OF THE COMPANY. RECORD KEEPING AND REPORTING

18.1 The profit (income), which is retained by the Company after paying taxes, other payments and deductions to the budget and non-budget funds, shall be at the full disposal of the Company and used by it independently.

18.2 A reserve fund of 5 percent of the Company's share capital shall be established, which is designated to cover losses, the redemption of the Company's bonds, the redemption of shares of the Company in the event there are no other assets, and also intended for the settlement of unexpected expenses at the end of a fiscal year.

The amount of annual deductions to the reserve fund of the Company is 5 percent of the net profit of the Company. The specified deductions shall be carried out until the total amount of the reserve fund reaches dimensions stipulated by the Articles of Association of the Company.

18.3 The Company is entitled to establish the following funds: employee shareholding fund, accumulation, consumption, amortization and social development funds.

The funds are established using the Company's net profit. The volume of funds, the procedure of forming and using them are determined by provisions approved by the Board of Directors.

Money from the employee shareholding fund can be allocated exclusively for acquiring shares in the Company, sold by shareholders, to be distributed between employees of the Company. When shares acquired at the expense of the employee shareholding fund are sold to employees of the Company, the money received shall be allocated for the formation of this fund.

18.4 The authentication of the data contained in annual reports of the Company and the annual accounting statements shall be confirmed by the Audit and Compliance Commission of the Company.

Before the Company publishes the documents specified in this paragraph of the Articles of Association, the Company shall attract an Auditor for the examination and confirmation of the annual financial reports, which has no property interests in the Company and its shareholders.

The annual reports of the Company are subject to preliminary approval by the Board of Directors of the Company at least 30 days prior to holding the Annual General Shareholders' Meeting.

XIX. DISCLOSURE OF INFORMATION BY THE COMPANY TO SHAREHOLDERS

19.1 The Company shall provide its shareholders with access to documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies". Shareholders (a shareholder), who in total own(s) at least 25 percent of the Company's voting shares, are (is) entitled to access the documents of the accounting reports and the minutes of meetings of the collective executive body.

19.2 The documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies" shall be provided by the Company not later than 7 days from the date the corresponding demand is filed, in order to be viewed at the location of the executive body of the Company. The Company shall provide copies of documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies" at the demand of persons entitled to access the specified documents. The price charged by the Company for providing the specified copies shall not exceed the cost of their production.

19.3 For information disclosure purposes, the Company maintains an Internet site at www.rbcinfosystems.ru where it publishes current editions of its Articles of Association and internal regulations governing activities of the executive bodies of the Com-

pany, quarterly reports, significant facts and other material information that may have a considerable impact on the share price of the Company. The Internet site can also contain other information pertaining to the Company.

XX. REORGANIZATION AND LIQUIDATION OF THE COMPANY

Reorganization

20.1 The Company may be voluntarily reorganized upon the decision of the General Shareholders' Meeting.

Other grounds and the procedure for the Company's reorganization shall be governed by the Civil Code of the Russian Federation and federal laws.

20.2 The Company's reorganization may take the form of a merger, takeover, corporate split, demerger, and conversion into another corporate form in compliance with the procedure required by the Federal Law "On Joint-Stock Companies."

20.3 The Company shall be deemed reorganized except for takeover cases of reorganization from the date of the official registration of newly established legal entities.

Should the Company be taken over by another company, the former shall be deemed reorganized from the date when the state registration authority enters a record denoting termination of activities of the company which has been taken over into the uniform state register of legal entities.

20.4 Upon the Company's reorganization, adequate alterations shall be introduced into these Articles of Association, the deed of transfer and acceptance and the separation balance sheet shall be executed.

Liquidation

20.5 The Company may be voluntarily liquidated in accordance with the procedure imposed by the Civil Code of the Russian Federation subject to the requirements of the Federal Law "On Joint-Stock Companies" and the Company's Articles of Association. The Company may be liquidated upon a court decision based on grounds specified by the Civil Code of the Russian Federation.

The Company's liquidation shall entail its termination without any succession by transfer of rights and obligations to third parties.

20.6 In the event of voluntary liquidation of the Company, the General Shareholders' Meeting shall adopt the decision on the company's dissolution and on the appointment of a liquidation committee.

In the event of compulsory liquidation of the company, the liquidation committee shall be appointed by court (arbitration court), which shall determine the number of its members.

20.7 From the date of appointment of the liquidation committee, it shall assume all the administrative powers at the Company. The liquidation committee shall appear in court on behalf of the Company.

20.8 The liquidation committee shall have notice of the Company's liquidation and of the procedure and deadlines of submitting claims by its creditors published in the printed mass media for publication of data on registration of legal entities. The deadline for submitting claims by creditors cannot be set less than two months after the date of publication of the notice of liquidation.

20.9 The Company's liquidation shall be deemed completed, and the Company shall be deemed liquidated from the moment the state registration authority enters a respective record into the uniform state register of legal entities.

APPENDIX NO. 3
to the Rules of Listing, Admission to Placement and Circulation of Securities on MICEX Stock Exchange CJSC

Information on compliance of OAO RBC Information Systems with mandatory requirements for inclusion of the securities on the A Quotation List of the MICEX Stock Exchange

No.	Requirement	Information on compliance or non-compliance with the requirements	Compliance confirmation (references to provisions of the issuer's documents)*
1. General issuer requirements			
1.1.	The issuer shall elect a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
1.2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: they shall not be the issuer's officials or employees on the date of election and for three years preceding it; they shall not be officials of any other company, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; they shall not be spouses, parents, children or siblings of the issuer's employees; they shall not be affiliated with the issuer or its affiliates; they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; they shall not represent the government; they shall not have been members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) Independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn.

1.3.	The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be the evaluation of candidates for the joint-stock company's auditors, reviewing auditors' reports, evaluation of the issuer's internal audit procedures, and drafting of proposals to improve them (the audit committee). The committee shall be chaired by an independent director.	Fulfilled	Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	The audit committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only (the issuer's sole executive body and/or members of the collegial executive body shall not be appointed members of the committee).	Fulfilled	Members of the committee: Chairman: 1. Michael Hammond (independent director). Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director)
	Results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
1.4.	The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows:	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager;		
	preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body;		
	definition of the criteria for selecting candidates for members of the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates;		
	regular valuation of the activity of the person acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment.		

	The human resources and remuneration committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only.	Fulfilled	Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director). Members: 2. German Kaplun (non-executive director); 3. Artemy Inyutin (non-executive director).
1.5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
1.6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on the sale and/or acquisition of the issuer's securities by them.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
1.7.	The issuer shall disclose information on the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the person acting as the issuer's sole executive body, including a managing entity or a manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004) Information on remuneration is set forth in Clause 5.3 of the company's quarterly report for the 3rd quarter of 2005
1.8.	The issuer's Board of Directors shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.9.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed as public and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

1.10.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special department of the issuer, which shall report any revealed violations to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

2. Special issuer requirements for joint-stock companies

2.1.	A notice about a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
2.2.	The joint-stock company has assumed an obligation not to exempt an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares that they possess (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)

3. Special requirements for issuers that are not joint-stock companies

3.1.	Issuers that are not joint-stock companies shall comply with the provisions of regulations issued by an authorized federal executive agency, defining the requirements for information disclosure by joint-stock companies.		

General Director
OAO RBC Information Systems

July 03, 2006

«РБК Информационные Системы»

Yury Rovensky

APPENDIX NO. 3
to the Rules of Listing, Admission to Placement and Circulation of Securities on MICEX Stock Exchange CJSC

Information on compliance of OAO RBC Information Systems with mandatory requirements for inclusion of the securities on the A Quotation List of the MICEX Stock Exchange

No.	Requirement	Information on compliance or non-compliance with the requirements	Compliance confirmation (references to provisions of the issuer's documents)*
1. General issuer requirements			
1.1.	The issuer shall elect a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No.46 on September 05, 2006)
1.2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: they shall not be the issuer's officials or employees on the date of election and for three years preceding it; they shall not be officials of any other company, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; they shall not be spouses, parents, children or siblings of the issuer's employees; they shall not be affiliated with the issuer or its affiliates; they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; they shall not represent the government; they shall not have been members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) Independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn.

1.3.	The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be the evaluation of candidates for the joint-stock company's auditors, reviewing auditors' reports, evaluation of the issuer's internal audit procedures, and drafting of proposals to improve them (the audit committee). The committee shall be chaired by an independent director.	Fulfilled	Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	The audit committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only (the issuer's sole executive body and/or members of the collegial executive body shall not be appointed members of the committee).	Fulfilled	Members of the committee: Chairman: 1. Michael Hammond (independent director). Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director)
	Results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
1.4.	The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows:	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager;		
	preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body;		
	definition of the criteria for selecting candidates for members of the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates;		
	regular valuation of the activity of the person acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment.		

	The human resources and remuneration committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only.	Fulfilled	Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director). Members: 2. German Kaplun (non-executive director); 3. Sergey Lukin (non-executive director).
1.5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No.46 on September 05, 2006)
1.6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on the sale and/or acquisition of the issuer's securities by them.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
1.7.	The issuer shall disclose information on the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the person acting as the issuer's sole executive body, including a managing entity or a manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.8.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed as public and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.9.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special department of the issuer, which shall report any revealed violations to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

2. Special issuer requirements for joint-stock companies

2.1.	A notice about a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No.46 on September 05, 2006)
2.2.	The joint-stock company has assumed an obligation not to exempt an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares that they possess (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003) The issuer's Articles of Association lack provisions on exempting the acquirer from this obligation.

3. Special requirements for issuers that are not joint-stock companies

3.1.	Issuers that are not joint-stock companies shall comply with the provisions of regulations issued by an authorized federal executive agency, defining the requirements for information disclosure by joint-stock companies.		

General Director
OAO RBC Information Systems

Yury Rovensky

«РБК Информационные Системы» МОСКВА №2010991

October 03, 2006